Exhibit 99.1

Unaudited

Condensed consolidated income statement
EUR millions	Notes	First half 2020	First half 2019 [1]

Premium income	4	8,744	9,276
Investment income	5	4,034	4,083
Fee and commission income		1,170	1,213
Other revenues		2	3
Total revenues		13,951	14,575
Income from reinsurance ceded		1,952	1,844
Results from financial transactions	6	(4,962)	23,837
Other income		55	78
Total income		10,996	40,333

Benefits and expenses	7	10,700	39,701
Impairment charges / (reversals)	8	246	153
Interest charges and related fees		233	243
Other charges	9	101	(4)
Total charges		11,280	40,094

Share in profit / (loss) of joint ventures		115	106
Share in profit / (loss) of associates		3	4
Income / (loss) before tax		(167)	349
Income tax (expense) / benefit	10	151	(49)
Net income / (loss)		(16)	300

Net income / (loss) attributable to:
Owners of Aegon N.V.		(17)	299
Non-controlling interests		1	-

Earnings per share (EUR per share)	14
Basic earnings per common share		(0.02)	0.12
Basic earnings per common share B		-	-
Diluted earnings per common share		(0.02)	0.12
Diluted earnings per common share B		-	-

1 Amounts have been restated to reflect the voluntary change in accounting policy related to the deferred cost of reinsurance adopted by Aegon effective January 1, 2020. Refer to note 2.3. Voluntary change in accounting policy for details about this change.

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Condensed consolidated statement of comprehensive income
EUR millions	First half 2020	First half 2019 [1]

Net income / (loss)	(16)	300

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	(1)	(6)
Remeasurements of defined benefit plans	(48)	(418)
Income tax relating to items that will not be reclassified	8	82

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	1,468	2,596
Gains / (losses) transferred to the income statement on disposal and impairment of available-for-sale investments	110	(256)
Changes in cash flow hedging reserve	302	77
Movement in foreign currency translation and net foreign investment hedging reserve	(167)	39
Equity movements of joint ventures	8	7
Equity movements of associates	7	4
Disposal of group assets	(10)	(1)
Income tax relating to items that may be reclassified	(406)	(519)
Other	3	9
Total other comprehensive income / (loss) for the period	1,273	1,613
Total comprehensive income / (loss)	1,257	1,913

Total comprehensive income / (loss) attributable to:
Owners of Aegon N.V.	1,255	1,912
Non-controlling interests	2	-

1 Amounts have been restated to reflect the voluntary change in accounting policy related to the deferred cost of reinsurance adopted by Aegon effective January 1, 2020. Refer to note 2.3. Voluntary change in accounting policy for details about this change.

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Condensed consolidated statement of financial position
		Jun. 30, 2020	Dec. 31, 2019 [1]
EUR millions	Notes

Assets
Cash and cash equivalents		11,138	12,263
Investments	11	158,479	145,976
Investments for account of policyholders	12	212,926	226,374
Derivatives		17,663	11,157
Investments in joint ventures		1,989	1,983
Investments in associates		336	363
Reinsurance assets		20,455	20,253
Deferred expenses		10,298	10,806
Other assets and receivables		8,760	9,036
Intangible assets		1,504	1,559
Total assets		443,547	439,769

Equity and liabilities
Shareholders’ equity		23,089	21,842
Other equity instruments		2,557	2,571
Issued capital and reserves attributable to owners of Aegon N.V.		25,646	24,413
Non-controlling interests		22	20
Group equity		25,669	24,433

Subordinated borrowings		2,208	2,207
Trust pass-through securities		141	136
Insurance contracts	15	127,552	122,885
Insurance contracts for account of policyholders	16	128,999	135,710
Investment contracts		19,718	18,594
Investment contracts for account of policyholders	17	86,950	93,826
Derivatives		17,975	11,616
Borrowings	18	8,891	9,307
Other liabilities		25,445	21,056
Total liabilities		417,878	415,336
Total equity and liabilities		443,547	439,769

1 Amounts have been restated to reflect the voluntary change in accounting policy related to the deferred cost of reinsurance adopted by Aegon effective January 1, 2020. Refer to note 2.3. Voluntary change in accounting policy for details about this change.

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Condensed consolidated statement of changes in equity
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Six months ended June 30, 2020

At beginning of year	7,536	10,386	5,868	(2,397)	456	2,571	24,421	20	24,441

Voluntary change in accounting policy [3]	-	(12)	5	-	(1)	-	(8)	-	(8)
Adjusted balance at beginning of year	7,536	10,374	5,873	(2,397)	456	2,571	24,413	20	24,433
Net income / (loss) recognized in the income statement	-	(17)	-	-	-	-	(17)	1	(16)

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	(1)	-	-	-	(1)	-	(1)
Remeasurements of defined benefit plans	-	-	-	(48)	-	-	(48)	-	(48)
Income tax relating to items that will not be reclassified	-	-	-	8	-	-	8	-	8

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	1,468	-	-	-	1,468	-	1,468
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	110	-	-	-	110	-	110
Changes in cash flow hedging reserve	-	-	302	-	-	-	302	-	302
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	(49)	19	(137)	-	(167)	-	(167)
Equity movements of joint ventures	-	-	-	-	8	-	8	-	8
Equity movements of associates	-	-	-	-	7	-	7	-	7
Disposal of group assets	-	-	-	-	(10)	-	(10)	-	(10)
Income tax relating to items that may be reclassified	-	-	(401)	-	(4)	-	(406)	-	(406)
Other	-	1	-	-	-	-	1	1	3
Total other comprehensive income	-	1	1,429	(22)	(136)	-	1,272	1	1,273

Total comprehensive income / (loss) for 2020	-	(16)	1,429	(22)	(136)	-	1,255	2	1,257

Issuance and purchase of (treasury) shares	-	9	-	-	-	-	9	-	9
Coupons on perpetual securities	-	(28)	-	-	-	-	(28)	-	(28)
Incentive plans	-	11	-	-	-	(14)	(3)	-	(3)
At end of period	7,536	10,351	7,302	(2,419)	319	2,557	25,646	22	25,669

Six months ended June 30, 2019

At beginning of year	7,808	9,657	3,436	(1,850)	149	3,320	22,520	22	22,542

Voluntary change in accounting policy [3]	-	(9)	(1)	-	-	-	(10)	-	(10)
Change in accounting policies relating to new effective standards	-	(44)	-	-	-	-	(44)	-	(44)

Adjusted balance at beginning of year	7,808	9,604	3,435	(1,850)	149	3,320	22,465	22	22,487
Net income / (loss) recognized in the income statement	-	299	-	-	-	-	299	-	300

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	14	(20)	-	-	-	(6)	-	(6)
Remeasurements of defined benefit plans	-	-	-	(418)	-	-	(418)	-	(418)
Income tax relating to items that will not be reclassified	-	-	1	80	-	-	82	-	82

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	2,596	-	-	-	2,596	-	2,596
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(256)	-	-	-	(256)	-	(256)
Changes in cash flow hedging reserve	-	-	77	-	-	-	77	-	77
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	(10)	(2)	51	-	39	-	39
Equity movements of joint ventures	-	-	-	-	7	-	7	-	7
Equity movements of associates	-	-	-	-	4	-	4	-	4
Disposal of group assets	-	-	-	-	(1)	-	(1)	-	(1)
Income tax relating to items that may be reclassified	-	-	(514)	-	(5)	-	(519)	-	(519)
Other	-	9	-	-	-	-	9	-	9
Total other comprehensive income	-	24	1,873	(341)	57	-	1,613	-	1,613

Total comprehensive income / (loss) for 2019	-	323	1,873	(341)	57	-	1,912	-	1,913

Issuance and purchase of (treasury) shares	-	155	-	-	-	-	155	-	155
Other equity instruments redeemed	-	(16)	-	-	-	(424)	(440)	-	(440)
Dividends paid on common shares	(139)	(170)	-	-	-	-	(309)	-	(309)
Issuance of non-cumulative subordinated loans	-	(4)	-	-	-	500	496	-	496
Coupons on non-cumulative subordinated notes	-	-	-	-	-	-	-	-	-
Coupons on perpetual securities	-	(48)	-	-	-	-	(48)	-	(48)
Incentive plans	-	2	-	-	-	(13)	(11)	-	(11)
At end of period	7,669	9,846	5,308	(2,191)	205	3,384	24,221	22	24,244

1 For a breakdown of share capital please refer to note 14.

2 Issued capital and reserves attributable to owners of Aegon N.V.

3 Amounts have been restated to reflect the voluntary change in accounting policy related to the deferred cost of reinsurance adopted by Aegon effective January 1, 2020.

Refer to note 2.3. Voluntary change in accounting policy for details about this change.

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Condensed consolidated cash flow statement
EUR millions	First half 2020	First half 2019

Income / (loss) before tax	(167)	349

Results from financial transactions	5,222	(24,110)
Amortization and depreciation	268	491
Impairment losses	242	143
Income from joint ventures	(115)	(106)
Income from associates	(3)	(4)
Release of cash flow hedging reserve	(59)	(53)
Other	(81)	(13)
Adjustments of non-cash items	5,474	(23,652)

Insurance and investment liabilities	4,543	3,326
Insurance and investment liabilities for account of policyholders	(9,550)	18,656
Accrued expenses and other liabilities	43	103
Accrued income and prepayments	(794)	(394)
Changes in accruals	(5,758)	21,691

Purchase of investments (other than money market investments)	(22,569)	(18,686)
Purchase of derivatives	479	(467)
Disposal of investments (other than money market investments)	14,707	20,418
Disposal of derivatives	2,125	1,107
Net purchase of investments for account of policyholders	2,461	3,386
Net change in cash collateral	4,840	2,523
Net purchase of money market investments	(2,340)	(656)
Cash flow movements on operating items not reflected in income	(297)	7,625

Tax paid	(53)	(47)
Other	8	(4)
Net cash flows from operating activities	(793)	5,962

Purchase of individual intangible assets (other than VOBA and future servicing rights)	(17)	(16)
Purchase of equipment and real estate for own use	(27)	(45)
Acquisition of subsidiaries, net of cash	(14)	(1)
Acquisition joint ventures and associates	(20)	(51)
Disposal of individual intangible assets (other than VOBA and future servicing rights)	1	-
Disposal of equipment	1	39
Disposal of subsidiaries, net of cash	-	137
Disposal joint ventures and associates	157	1
Dividend received from joint ventures and associates	20	24
Net cash flows from investing activities	101	87

Issuance of perpetuals	-	496
Issuance of treasury shares	20	-
Proceeds from TRUPS[1], subordinated loans and borrowings	2,434	3,751
Repayment of perpetuals	-	(440)
Repayment of TRUPS[1], subordinated loans and borrowings	(2,791)	(6,357)
Dividends paid	-	(170)
Coupons on perpetual securities	(33)	(64)
Payment of principal portion of lease liability	(32)	(26)
Net cash flows from financing activities	(401)	(2,808)

Net increase / (decrease) in cash and cash equivalents [2]	(1,093)	3,241

Net cash and cash equivalents at the beginning of the reporting period	12,263	8,744
Effects of changes in exchange rate	(32)	(1)
Net cash and cash equivalents at the end of the reporting period	11,138	11,984

1 Trust pass-through securities.

2 Included in net increase / (decrease) in cash and cash equivalents are: interest received (2020: EUR 2,509 million, 2019: EUR 2,983 million), dividends received (2020: EUR 1,187 million, 2019: EUR 1,067 million), interest paid (2020: EUR 190 million, 2019: EUR 137 million) of which payment of the interest portion of the lease liability (2020: EUR 5 million, 2019: EUR 5 million).

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Notes to the condensed consolidated interim financial statements of Aegon N.V. (unaudited)

Amounts are in EUR millions, unless otherwise stated.

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for The Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its subsidiaries (collectively, ‘Aegon’ or ‘the Group’) have life insurance and pensions operations in more than 20 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and - to a limited extent - banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs almost 24,000 people worldwide.

Aegon Funding Company LLC

Aegon Funding Company LLC (AFC) is an indirect wholly owned subsidiary of Aegon that has been established as a financing vehicle to raise funds for the US subsidiaries of Aegon. AFC has been fully consolidated in the financial statements of Aegon under IFRS. If AFC issues debt securities, Aegon will fully and unconditionally guarantee the due and punctual payment of the principal, any premium and any interest on those debt securities when and as these payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of senior debt securities will constitute an unsecured, unsubordinated obligation of Aegon and will rank equally with all other unsecured and unsubordinated obligations of Aegon. The guarantees of subordinated debt securities will constitute an unsecured obligation of Aegon and will be subordinated in right of payment to all senior indebtedness of Aegon.

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the six-month period ended, June 30, 2020 (first half 2020), have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (hereafter ‘IFRS’). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2019 consolidated financial statements of Aegon N.V. as included in Aegon’s Integrated Annual Report on Form 20-F for 2019. Aegon’s Annual Report on Form 20-F for 2019 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value.

The condensed consolidated interim financial statements as at, and for the six-month period ended, June 30, 2020, were approved by the Executive Board on August 12, 2020.

The condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these condensed consolidated interim financial statements are unaudited.

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Other than for SEC reporting purposes, Aegon prepares its condensed consolidated interim financial statements under International Financial Reporting Standards as adopted by the European Union, including the decisions Aegon made with regard to the options available under International Financial Reporting Standards as adopted by the EU (IFRS-EU). IFRS-EU differs from IFRS in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Under IFRS-EU, Aegon applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under IFRS, hedge accounting for fair value macro hedges cannot be applied to mortgage loans and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

This information is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve out’ version of IAS 39. Financial information under IFRS accordingly does not take account of the possibility that had Aegon applied IFRS as its primary accounting framework it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net income amounts compared with those indicated in these condensed consolidated interim financial statements on Form 6-K.

A reconciliation between IFRS and IFRS-EU is included in the table below:

	Shareholders’ equity		Net income
	per June 30		First half	First half
Amounts in EUR millions	2020	2019	2020	2019
In accordance with IFRS	23,089	20,837	(16)	300
Adjustment of EU ‘IAS 39’ carve out	1,051	799	277	400
Tax effect of the adjustment	(226)	(164)	(59)	(83)
Effect of the adjustment after tax	826	635	218	317
In accordance with IFRS-EU	23,914	21,472	202	617

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2019 consolidated financial statements, except for new IFRS accounting standards (paragraph 2.1) and a voluntary accounting policy change (paragraph 2.3) that became effective per January 1, 2020.

2.1 New IFRS accounting standards effective from 2020

The following standards, interpretations, amendments to standards and interpretations became effective for Aegon from January 1, 2020:

•	Amendments to IFRS 3 Business Combinations: Definition of a Business;
•	Amendments to IAS 1 and IAS 8: Definition of Material; and
•	Amendments to References to the Conceptual Framework in IFRS Standards

None of these revised standards and interpretations are significantly impacting the financial position or the condensed consolidated interim financial statements.

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2.2 Future adoption of new IFRS accounting standards and amendments

On June 25, 2020, the IASB decided to defer the effective date of IFRS 17 to annual reporting periods beginning on or after January 1, 2023 (and also extend the fixed expiry date of the temporary exemption from applying IFRS 9 in IFRS 4 to annual reporting periods beginning on or after January 1, 2023). Aegon welcomes this initiative and intends to align its IFRS 17 implementation date accordingly.

2.3 Voluntary change in accounting policy

Effective January 1, 2020, Aegon adopted a voluntary accounting policy change related to the deferred cost of reinsurance, which is applied retrospectively for all periods presented.

Reinsurance accounting

As of January 1, 2020, Aegon has voluntarily changed its accounting policy for the deferred cost of reinsurance. A deferred cost of reinsurance is established when Aegon enters into a reinsurance transaction, except for reinsurance transactions that are entered into as part of a plan to exit a business.

Under the previous accounting policy, the amortization of the deferred cost of reinsurance is based solely on assumptions relating to the underlying insurance contracts. Under the new accounting policy, for products sold in the Americas and Asia where the amortization is based on expected gross profit margins (EGPs), these EGPs are net of reinsurance (i.e. net of actual reinsurance cash flows that exceed expected reinsurance cash flows). Additionally, the reinsurance cash flows used to calculate the amortization rate are unlocked prospectively. The accounting policy on the amortization of similar intangibles, such as deferred policy acquisition costs, are updated accordingly.

The new policy was adopted because it better reflects the economics of Aegon’s reinsurance transactions and aligns to current market practice. The previous accounting policy would have resulted in significant income volatility in the event of incurred claims with large sums insured, despite the fact that a significant part of the losses is reinsured.

Impact of the adjustment on previous periods is provided in the following tables, including references to the notes that are impacted by the change in accounting policy.

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Impact of voluntary change in accounting policy on the condensed consolidated income statement
		First half 2019 (as previously reported)	Change in accounting policy related to Reinsurance Accounting	First half 2019 (restated)
Income from reinsurance ceded		1,815	28	1,844
Benefits and expenses		39,671	30	39,701
Income tax benefit/(expense)		(50)	-	(49)
Net income/(loss)		302	(2)	300

Net income/(loss) attributable to:
- Owners of Aegon NV		301	(2)	299
- Non-controlling interest		-	-	-

Earnings per share (EUR per share)	14
Basic earnings per common share		0.12	-	0.12
Basic earnings per common share B		-	-	-
Diluted earnings per common share		0.12	-	0.12
Diluted earnings per common share B		-	-	-

Earnings per common share calculation
Net income/(loss) attributable to owner		301	(2)	299
Coupons on perpetual securities		(48)	-	(48)
Coupon on non-cumulative subordinated notes		-	-	-
Earnings attributable to common shares and common shares B		253	-	251

Earnings attributable to common shareholders		251	(2)	250
Earnings attributable to common shareholders B		2	-	2

Weighted average number of common shares outstanding (in million)		2,036	-	2,036
Weighted average number of common shares B outstanding (in million)		572	-	572

Impact of voluntary change in accounting policy on the condensed consolidated statement of comprehensive income
	First half 2019 (as previously reported)	Change in accounting policy related to Reinsurance Accounting	First half 2019 (restated)

Net income	302	(2)	300

Items that may be reclassified to profit or loss:
Gains/(losses) on revaluation of available for sale investments	2,591	5	2,596
Movement in foreign currency translation and net foreign investment hedging reserves	39	-	39
Income tax relating to items that may be reclassified	(518)	(1)	(519)
Total comprehensive income/(loss)	1,911	2	1,913

Total comprehensive income/(loss) attributable to:
- Owners of Aegon NV	1,910	2	1,912
- Non-controlling interest	-	-	-

Impact of voluntary change in accounting policy on the condensed consolidated statement of financial position
		Dec 31, 2019 (as previously reported) [1]	Change in accounting policy related to Reinsurance Accounting	Dec 31, 2019 (restated)

Assets
Reinsurance assets		20,835	(582)	20,253
Deferred expenses		10,804	2	10,806
Other assets and receivables		9,035	1	9,036
Intangible assets		1,559	-	1,559
Equity and liabilities
Shareholders’ equity		21,850	(8)	21,842
Insurance contracts	15	123,454	(569)	122,885
Other liabilities		21,058	(2)	21,056

1 As reported in Aegon’s Annual Report 2019 on Form 20F dated March 18, 2020.

Impact of voluntary change in accounting policy on the condensed consolidated statement of changes in equity
	June 30, 2019 (as previously reported)	Change in accounting policy related to Reinsurance Accounting	June 30, 2019 (restated)
Share capital	7,669	-	7,669
Retained earnings	9,857	(11)	9,846
Revaluation reserves	5,305	3	5,308
Remeasurement of defined benefit plans	(2,191)	-	(2,191)
Other reserves	206	-	205
Shareholders’ equity	20,846	(8)	20,837

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The impact of the change in accounting policy on Aegon’s net income for first half year 2020 and shareholders’ equity and Aegon’s statement of financial position at June 30, 2020 is not significant.

2.4 Judgements and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. These estimates are inherently subject to change and actual results could differ from those estimates.

Uncertainty resulting from COVID-19

Over the first half of 2020 the world has seen substantial disruption caused by COVID-19. Alongside related market volatility, there is general uncertainty on how the pandemic will play out and the continued economic impact it will have.

There were no significant impacts from COVID-19 on Level-III measurements as at 30 June 2020. Note 13 Fair value provides more information on the fair valuation methods and assumptions applied, as well as movements or transfers in fair value hierarchy.

Whilst Aegon has seen, in some lines of business, lower premiums and deposits, higher incurred claims and claims handling expenses over 1H 2020, there is currently insufficient credible experience with which to update actuarial assumptions for COVID-19 specifically. In certain businesses Aegon has incurred losses related to COVID-19. In the Americas, Aegon recorded unfavorable mortality results of EUR 34 million which can be specifically attributed to COVID-19, based on the cause of death reported on the death certificate. However, actual COVID-19 related deaths will likely be higher as not all deaths are tested on COVID-19 and/ or labelled as COVID-19. In the Netherlands, there were EUR 9 million non-life claims from travel insurance and disability insurance due to the COVID-19 crisis. Going forward, Aegon expects that there will be COVID-19 related deaths allowing the release of reserves for its Pension business in the Netherlands and the LTC business in the Americas. However, this is expected to be smaller than the unfavorable mortality.

The impairment losses are higher than previous reporting periods, mainly driven by COVID-19 impacts. Impairment assessments were performed where deemed necessary, however no significant impairments were recorded. Refer to note 8 for additional information on Impairment charges/(reversals).

As a result of the uncertainty in the market and adverse impact of COVID-19, Aegon recorded impairments in the energy, energy maintenance technologies, and airlines sectors, refer to note 8 Impairment charges / (reversals) for more details. To date there is uncertainty on the full impact of the current circumstances on the allowance for credit losses on portfolios of consumer loans and other asset classes at risk as in certain cases policyholders received payment holiday for 3 to 6 months. In the first half of 2020 there were no significant contract modifications due to COVID-19, which would lead to the derecognition of the original asset or liability.

Revised sales and earnings projections have been considered in the periodic impairment assessment of non-financial assets, which has led to the write-off of EUR 14 million customer-related intangibles.

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Given the inherent economic uncertainty, Aegon has updated the sensitivity analysis for the impact of changes in financial assumptions on its IFRS equity and net income included in note 19 Financial risks. Due to the market turmoil it was decided to forgo the 2019 final dividend. Please refer to note 14 Share capital for more details.

Actuarial and economic assumptions

During the first half of 2020, Aegon implemented actuarial assumptions and model updates resulting in a pre-tax charge of EUR 357 million (1H 2019: EUR 64 million pre-tax charge), attributable to Aegon’s business in the Americas. Please note that Asia, which would historically have had its actuarial assumption updates reflected in the second quarter, was moved to the fourth quarter in line with the timing of the assumption changes of the other businesses included in the new reportable segment ‘International’. Refer to note 3 Segment information for a description of the individual actuarial assumptions changed in the period.

In the first half of 2020, Aegon’s economic assumptions were updated downwards to reflect the current low interest rate environment in Aegon’s long-term interest assumption. As a consequence, Aegon lowered its long-term assumption for 10-year US Treasury yields by 1.5% from 4.25% to 2.75%. Aegon also changed its assumed returns for US separate account bond fund to 3% over the next 10 years and 4% thereafter, from its previous assumptions of 4% over the next 10 years and 6% thereafter. These changes to the economic assumptions have resulted in a pre-tax charge of EUR 494 million, of which EUR 477 million recorded in the Americas and EUR 17 million in International.

Sensitivities

Please note that the sensitivities listed in the disclosures below represent sensitivities to Aegon’s position at reporting date for the respective periods. The sensitivities reflect single shocks where other elements remain unchanged. Real world market impacts (e.g. lower interest rates and declining equity markets) may happen simultaneously which can lead to more severe combined impacts and may not be equal to the sum of the individual sensitivities presented in the disclosure.

Sensitivity on variable annuities and variable life insurance products in the United States

A 1% decrease in the expected long-term equity growth rate with regard to Aegon’s variable annuities and variable life insurance products in the United States would result in a decrease in DPAC and VOBA balances and reserve strengthening of approximately EUR 124 million (December 31, 2019: EUR 111 million). The DPAC and VOBA balances for these products in the United States amounted to EUR 2.6 billion at June 30, 2020 (December 31, 2019: EUR 2.7 billion).

A relative increase of 10% to the mortality assumption, dependent on product and characteristics of the block of business, would reduce net income by approximately EUR 102 million (December 31, 2019: reduce net income by EUR 204 million). A relative 20% increase in the lapse rate assumption would increase net income by approximately EUR 112 million (December 31, 2019: EUR 126 million).

Any reasonably possible changes in the other assumptions (i.e. maintenance expenses) that Aegon uses to determine EGP margins would reduce net income by EUR 13 million (December 31, 2019: EUR 13 million).

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Sensitivity on long term care products (LTC) in the United States

After tax sensitivities of significant product liability assumptions on the LTC IFRS Gross Present Value Reserve (GPV) are indicated below. The GPV is the liability as determined on a best estimate assumption basis. There is an unlocking event in 1H 2020 on the loss recognition block of LTC with assumption updates implemented, decreasing income before tax by EUR 88 million.

A 5% increase in the incidence rates with regard to Aegon’s long term care products would result in a GPV increase of approximately EUR 182 million (December 31, 2019: EUR 178 million). A 5% decrease in the incidence rates with regard to Aegon’s long term care products would result in a GPV decrease of approximately EUR 182 million (December 31, 2019: EUR 178 million).

Removing the morbidity improvement, which is a component of the incidence assumption, would result in a GPV increase of approximately EUR 272 million (December 31, 2019: EUR 535 million), of which approximately EUR 182 million (December 31, 2019: EUR 445 million) relates to the loss recognition block. The impact for the current period has decreased due to the reduction in the morbidity improvement assumption, refer to model and assumption updates included in note 3.2.

Reducing mortality 10% would result in a GPV increase of approximately EUR 91 million (December 31, 2019: EUR 89 million). Increasing mortality 10% would result in a GPV decrease of approximately EUR 91 million (December 31, 2019: EUR 89 million).

Removing future mortality improvement would result in a GPV decrease of approximately EUR 91 million (December 31, 2019: EUR 89 million).

Sensitivity on liability adequacy test (LAT) in the Netherlands

The LAT deficit per June 30, 2020 in Aegon the Netherlands amounted to EUR 6.1 billion, which was partially offset by the shadow loss recognition of EUR 4.4 billion, resulting in a net deficit of EUR 1.6 billion (December 31, 2019: EUR 1.6 billion). Please also refer to Note 2.19f Liability adequacy testing of Aegon’s 2019 Annual Report for further details on the accounting policy.

Sensitivities of Aegon the Netherlands on interest rate, bond credit spread, mortgage spread and liquidity premium assumptions to assess the impact on the LAT test have not significantly changed compared to the sensitivities as reported in the 2019 Annual Report on Form 20-F.

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2.5 Other

Taxes

Taxes on income for the six-month period ended June 30, 2020, are calculated using the tax rate that is estimated to be applicable to total annual earnings.

Exchange rates

Assets and liabilities of foreign operations are translated to the presentation currency at the closing rates on the reporting date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates (most important rates) are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP
June 30, 2020	1	EUR	1.1232	0.9090
December 31, 2019	1	EUR	1.1225	0.8473

Weighted average exchange rates

			USD	GBP
Six months ended June 30, 2020	1	EUR	1.1017	0.8737
Six months ended June 30, 2019	1	EUR	1.1299	0.8730

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3. Segment information

3.1. Change in operating segments

As of January 1, 2020, Aegon’s activities in Southern and Eastern Europe and Asia, previously reported in two separate operating segments, have been brought together in a new operating segment, International. The objective is to integrate the two organizations, accelerate growth and leverage cross-border synergies.

The change in segment reporting does not have an impact on the financial position, results of operations or cash flows of Aegon. The tables presented in this document have been updated to reflect this change.

3.2. Income statement

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2020

Underlying earnings before tax geographically	264	321	81	75	71	(113)	1	700	10	710
Fair value items	(760)	1,102	89	(1)	(7)	(21)	-	403	(30)	372
Realized gains / (losses) on investments	5	2	-	8	1	-	-	16	(5)	11
Impairment charges	(134)	(66)	-	(5)	-	(4)	-	(209)	-	(209)
Impairment reversals	15	-	-	-	-	-	-	15	-	15
Other income / (charges)	(938)	(48)	(53)	25	-	(56)	-	(1,071)	1	(1,070)
Run-off businesses	4	-	-	-	-	-	-	4	-	4
Income / (loss) before tax	(1,545)	1,312	117	102	64	(193)	1	(143)	(24)	(167)
Income tax (expense) / benefit	380	(256)	(3)	(11)	(18)	34	-	126	24	151
Net income / (loss)	(1,165)	1,056	114	91	46	(159)	1	(16)	-	(16)
Inter-segment underlying earnings	(18)	(45)	(44)	(18)	92	35

Revenues
Life insurance gross premiums	3,617	978	2,735	611	-	4	(3)	7,942	(416)	7,526
Accident and health insurance	728	169	13	150	-	-	-	1,060	(37)	1,022
Property & casualty insurance	-	66	-	194	-	-	-	260	(65)	195
Total gross premiums	4,345	1,212	2,748	955	-	4	(3)	9,262	(518)	8,744
Investment income	1,562	1,063	1,259	187	3	129	(139)	4,063	(29)	4,034
Fee and commission income	796	125	98	26	336	-	(89)	1,291	(121)	1,170
Other revenues	4	-	-	1	1	2	-	8	(6)	2
Total revenues	6,707	2,400	4,105	1,168	340	135	(231)	14,624	(673)	13,951
Inter-segment revenues	-	9	-	-	89	133

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2019

Underlying earnings before tax geographically	577	328	70	71	60	(97)	-	1,008	26	1,034
Fair value items	157	(859)	(76)	(6)	-	(10)	-	(795)	(42)	(836)
Realized gains / (losses) on investments	24	230	1	19	-	1	-	275	(1)	274
Impairment charges	(30)	(13)	-	-	-	(10)	-	(54)	-	(53)
Impairment reversals	11	4	-	-	-	-	-	15	-	15
Other income / (charges)	(63)	4	(16)	24	(1)	(41)	-	(93)	-	(93)
Run-off businesses	8	-	-	-	-	-	-	8	-	8
Income / (loss) before tax	686	(307)	(22)	108	59	(159)	-	365	(16)	349
Income tax (expense) / benefit	(101)	57	(23)	(11)	(16)	28	-	(65)	16	(49)
Net income / (loss)	585	(250)	(44)	98	43	(130)	-	300	-	300
Inter-segment underlying earnings	(33)	(56)	(42)	(10)	96	46

Revenues
Life insurance gross premiums	3,619	852	3,291	694	-	6	(4)	8,458	(374)	8,084
Accident and health insurance	702	164	14	148	-	-	-	1,028	(32)	996
Property & casualty insurance	-	66	-	193	-	1	(1)	259	(63)	196
Total gross premiums	4,320	1,081	3,305	1,036	-	6	(5)	9,745	(469)	9,276
Investment income	1,577	1,122	1,230	188	2	139	(144)	4,114	(31)	4,083
Fee and commission income	848	114	95	54	297	-	(94)	1,315	(102)	1,213
Other revenues	3	-	-	1	-	3	-	7	(4)	3
Total revenues	6,749	2,318	4,631	1,279	300	148	(243)	15,180	(606)	14,575
Inter-segment revenues	-	4	-	-	94	144

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

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A total pre-tax charge of EUR 850 million (1H 2019: EUR 64 million pre-tax charge) has been recorded in other income/(charges) in respect of both actuarial and economic assumption updates of EUR 357 million and EUR 494 million, respectively.

The negative impact in respect of actuarial assumption updates amounted to EUR 357 million and is attributable to Aegon’s business in the Americas. This was mainly driven by assumption updates to Individual Life products for premium persistency, to reflect recent experience in customer behavior, and increase in mortality assumptions to reflect recent adverse experience. Negative impacts were also driven by updates to the surrender assumption for Variable Deferred Annuities, to reflect recent experience in customer behavior, and updates to Long Term Care for a reduction in the morbidity improvement assumption, to be consistent with industry practice. These adverse items were partially offset by gains driven by an increase in mortality assumptions for Variable Deferred Annuities, which now reflects recent experience.

The impact in respect of economic assumptions amounted to EUR 494 million, consisting of Aegon Americas of EUR 477 million and International of EUR 17 million, and is the result of lowering Aegon’s long-term interest rate assumption to 2.75% and the associated impact on separate account bond fund returns (refer to note 2.4 Judgments and critical accounting estimates for details).

3.3. Investments

Amounts included in the tables on investments are presented on an IFRS basis, which means that investments in joint ventures and associates are not consolidated on a proportionate basis. Instead, these investments are included on a single line using the equity method of accounting.

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EUR millions June 30, 2020	Americas	The Netherlands	United Kingdom	International	Asset Management	Holdings and other activities	Eliminations	Total
Investments
Shares	406	1,391	12	76	4	136	-	2,025
Debt securities	59,827	28,260	992	8,293	61	2	-	97,434
Loans	11,029	33,418	-	129	-	40	-	44,616
Other financial assets	10,086	83	1,007	117	92	27	-	11,412
Investments in real estate	593	2,381	-	18	-	-	-	2,992
Investments general account	81,941	65,532	2,011	8,632	157	204	-	158,479
Shares	-	7,707	14,705	155	-	-	(3)	22,564
Debt securities	1,390	11,603	7,635	160	-	-	-	20,788
Unconsolidated investment funds	102,231	665	56,450	606	-	-	-	159,953
Other financial assets	(555)	4,539	5,118	4	-	-	-	9,106
Investments in real estate	-	-	516	-	-	-	-	516
Investments for account of policyholders	103,066	24,514	84,424	925	-	-	(3)	212,926

Investments on balance sheet	185,007	90,047	86,435	9,557	157	204	(3)	371,405
Off balance sheet investments third parties	218,056	5,062	111,569	6,161	169,919	-	(94)	510,673
Total revenue generating investments	403,063	95,108	198,004	15,718	170,076	204	(97)	882,077
Investments
Available-for-sale	67,074	23,423	1,579	8,471	74	40	-	100,661
Loans	11,029	33,418	-	129	-	40	-	44,616
Financial assets at fair value through profit or loss	106,311	30,825	84,340	939	83	125	(3)	222,620
Investments in real estate	593	2,381	516	18	-	-	-	3,508
Total investments on balance sheet	185,007	90,047	86,435	9,557	157	204	(3)	371,405
Investments in joint ventures	-	1,199	-	607	183	-	-	1,989
Investments in associates	58	89	8	33	132	25	(10)	336
Other assets	39,443	24,139	4,018	2,754	344	35,804	(36,684)	69,818
Consolidated total assets	224,509	115,473	90,461	12,951	816	36,034	(36,697)	443,547

EUR millions December 31, 2019	Americas	The Netherlands	United Kingdom	International	Asset Management	Holdings and other activities	Eliminations	Total
Investments
Shares	499	1,443	17	84	5	173	-	2,221
Debt securities	54,970	22,773	1,055	7,962	93	1	-	86,853
Loans	10,922	33,460	-	160	-	48	-	44,591
Other financial assets	8,032	78	962	148	168	21	-	9,410
Investments in real estate	653	2,229	-	19	-	-	-	2,901
Investments general account	75,076	59,983	2,034	8,373	266	244	-	145,976
Shares	-	8,490	16,583	218	-	-	(4)	25,288
Debt securities	877	11,652	8,043	173	-	-	-	20,744
Unconsolidated investment funds	106,926	695	61,738	680	-	-	-	170,039
Other financial assets	161	4,653	4,898	4	-	-	-	9,716
Investments in real estate	-	-	586	-	-	-	-	586
Investments for account of policyholders	107,963	25,491	91,848	1,076	-	-	(4)	226,374

Investments on balance sheet	183,039	85,474	93,882	9,449	266	244	(4)	372,350
Off balance sheet investments third parties	220,039	4,802	123,904	6,463	170,158	-	(818)	524,547
Total revenue generating investments	403,078	90,276	217,786	15,911	170,424	244	(822)	896,897
Investments
Available-for-sale	59,899	19,591	1,556	8,172	153	32	-	89,404
Loans	10,922	33,460	-	160	-	48	-	44,591
Financial assets at fair value through profit or loss	111,565	30,193	91,740	1,098	113	164	(4)	234,867
Investments in real estate	653	2,229	586	19	-	-	-	3,487
Total investments on balance sheet	183,039	85,474	93,882	9,449	266	244	(4)	372,350
Investments in joint ventures	-	1,159	-	668	153	3	-	1,983
Investments in associates	79	106	9	28	129	21	(10)	363
Other assets	36,351	21,983	3,764	2,920	292	32,603	(32,839)	65,073
Consolidated total assets	219,469	108,722	97,655	13,065	840	32,871	(32,853)	439,769

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4. Premium income and premiums paid to reinsurers

EUR millions	First half 2020	First half 2019

Premium income
Life insurance	7,526	8,084
Non-life insurance	1,217	1,192
Total premium income	8,744	9,276
Accident and health insurance	1,022	996
Property & casualty insurance	195	196
Non-life Insurance premium income	1,217	1,192

Premiums paid to reinsurers [1]
Life insurance	1,114	1,163
Non-life insurance	86	73
Total premiums paid to reinsurers	1,200	1,236
Accident and health insurance	73	67
Property & casualty insurance	14	6
Non-life Insurance paid to reinsurers	86	73

1 Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement - refer to note 7 - Benefits and expenses.

5. Investment income

EUR millions	First half 2020	First half 2019

Interest income	2,805	2,971
Dividend income	1,165	1,051
Rental income	64	60
Total investment income	4,034	4,083

Investment income related to general account	2,591	2,632
Investment income for account of policyholders	1,443	1,451
Total	4,034	4,083

6. Results from financial transactions

EUR millions	First half 2020	First half 2019

Net fair value change of general account financial investments at FVTPL other than derivatives	(219)	173
Realized gains /(losses) on financial investments	(3)	262
Gains /(losses) on investments in real estate	11	89
Net fair value change of derivatives	(405)	1,157
Net fair value change on for account of policyholder financial assets at FVTPL	(4,294)	22,146
Net fair value change on investments in real estate for account of policyholders	(36)	(6)
Net foreign currency gains /(losses)	(22)	14
Net fair value change on borrowings and other financial liabilities	5	1
Total	(4,962)	23,837

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The decrease in results from financial transactions is driven by the lower net fair value change on for account of policyholder financial assets at FVTPL for the first six months of 2020 compared to the first six months of 2019. The decrease is mainly driven by unfavorable equity markets and interest rate movements. Refer to note 2.4 Judgments and critical accounting estimates for additional information regarding equity markets and interest rate environment. Net fair value change on for accounts of policyholder financial assets at FVTPL is offset by amounts in the “Claims and benefits” line reported in note 7 Benefits and expenses.

7. Benefits and expenses

EUR millions	First half 2020	First half 2019
Claims and benefits	8,726	37,907
Employee expenses	1,038	1,078
Administration expenses	822	720
Deferred expenses	(400)	(407)
Amortization charges	513	403
Total	10,700	39,701

EUR millions	First half 2020	First half 2019

Benefits and claims paid life	6,246	9,545
Benefits and claims paid non-life	779	814
Change in valuation of liabilities for insurance contracts	1,465	20,591
Change in valuation of liabilities for investment contracts	(2,134)	4,587
Other	6	(37)
Policyholder claims and benefits	6,362	35,499
Premium paid to reinsurers	1,200	1,236
Profit sharing and rebates	4	8
Commissions	1,159	1,164
Total	8,726	37,907

The lines “change in valuation of liabilities for insurance contracts” and “change in valuation of liabilities for investment contracts” reflect changes in technical provisions resulting from net fair value changes on for account of policyholder financial assets at FVTPL included in Results from financial transactions (note 6) of EUR 4,294 million negative for 1H 2020 (1H 2019: EUR 22,146 million positive). In addition, the line “change in valuation of liabilities for insurance contracts” includes an increase of technical provisions for life insurance contracts of EUR 3,704 million for 1H 2020 (1H 2019: increase of EUR 1,995 million).

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8. Impairment charges/(reversals)

EUR millions	First half 2020	First half 2019

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables	226	70
Impairment reversals on financial assets, excluding receivables	(15)	(15)
Impairment charges / (reversals) on non-financial assets and receivables	36	98
Total	246	153

Impairment charges on financial assets, excluding receivables, from:
Shares	6	3
Debt securities and money market instruments	140	29
Loans	80	38
Total	226	70

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(15)	(11)
Loans	-	(4)
Other	-	(1)
Total	(15)	(15)

Impairment charges/(reversals) on financial assets in the first half 2020 were mainly driven by Americas impairments on public fixed income holdings, primarily in the energy sector, as a consequence of the weakening demand and the nationwide lockdown due to COVID-19.

9.	Other charges

Other charges of EUR 101 million are mainly driven by a settlement in the litigation case related to monthly deduction rate adjustments on certain universal life policies in the Americas.

10.	Income tax

The income tax benefit for 1H 2020 amounts to EUR 151 million. In addition to the recurring beneficial impacts of exempt income (mainly US Dividend Received Deduction) and US tax credits, income tax for the six-month period ended June 30, 2020 includes the one-off beneficial impacts from tax rates changes in the Netherlands (from 25% to 21.7%) and the United Kingdom (from 17% to 19%) totaling EUR 75 million.

11.	Investments

EUR millions	Jun. 30, 2020	Dec. 31, 2019

Available-for-sale (AFS)	100,661	89,404
Loans	44,616	44,591
Financial assets at fair value through profit or loss (FVTPL)	10,210	9,080
Financial assets, for general account, excluding derivatives	155,487	143,075
Investments in real estate	2,992	2,901
Total investments for general account, excluding derivatives	158,479	145,976

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Financial assets, for general account, excluding derivatives
EUR millions	AFS	FVTPL	Loans	Total

Shares	331	1,693	-	2,025
Debt securities	91,827	5,607	-	97,434
Money market and other short-term investments	7,463	110	-	7,573
Mortgages loans	-	-	38,236	38,236
Private loans	-	-	4,257	4,257
Deposits with financial institutions	-	-	91	91
Policy loans	-	-	1,980	1,980
Other	1,040	2,799	51	3,890
June 30, 2020	100,661	10,210	44,616	155,487

	AFS	FVTPL	Loans	Total

Shares	409	1,813	-	2,221
Debt securities	82,918	3,934	-	86,853
Money market and other short-term investments	5,169	158	-	5,327
Mortgages loans	-	-	37,750	37,750
Private loans	-	-	4,487	4,487
Deposits with financial institutions	-	-	141	141
Policy loans	-	-	2,024	2,024
Other	908	3,175	188	4,272
December 31, 2019	89,404	9,080	44,591	143,075

Total investments for general account, excluding derivatives increased in the first half of 2020 by EUR 12.5 billion to EUR 158.5 billion compared to December 31, 2019 mainly due to additions and increased investment return, driven by declining interest rates in Americas and the Netherlands.

On February 3, 2020, Aegon’s subsidiary in the Americas, accepted via a letter of intent an offer to sell the Transamerica Pyramid property for a tentative consideration of EUR 635 million (USD 711 million). A purchase and sale agreement was reached on June 30, 2020 for a consideration of EUR 590 million (USD 650 million), with the sale expected to close in the second half of 2020. A total loss of EUR 64 million (USD 71 million) has been recorded in note 6 Results from financial transaction, in gains/(losses) on investments in real estate, in respect of the market revaluation of this property in the Americas.

12.	Investments for account of policyholders

EUR millions	Jun. 30, 2020	Dec. 31, 2019

Shares	22,564	25,288
Debt securities	20,788	20,744
Money market and short-term investments	1,466	1,805
Deposits with financial institutions	3,694	3,278
Unconsolidated investment funds	159,953	170,039
Other	3,945	4,634
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	212,410	225,788
Investment in real estate	516	586

Total investments for account of policyholders	212,926	226,374

Investments for account of policyholders decreased in the first half of 2020 by EUR 13.4 billion to EUR 213 billion compared to December 31, 2019 mainly due to negative market movements and withdrawals in the US, and the impact of foreign currency translations.

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13.	Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy

EUR millions	As at June 30, 2020				As at December 31, 2019
	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total
Financial assets carried at fair value
Available-for-sale investments
Shares	86	84	161	331	92	160	157	409
Debt securities	27,924	63,424	479	91,827	25,528	56,317	1,074	82,918
Money markets and other short-term instruments	1,720	5,743	-	7,463	1,255	3,914	-	5,169
Other investments at fair value	-	518	522	1,040	-	426	482	908
Total Available-for-sale investments	29,730	69,768	1,162	100,661	26,875	60,817	1,712	89,404

Fair value through profit or loss
Shares	66	238	1,389	1,693	106	306	1,401	1,813
Debt securities	211	5,392	4	5,607	204	3,727	4	3,934
Money markets and other short-term instruments	17	94	-	110	19	139	-	158
Other investments at fair value	1	785	2,013	2,799	1	1,125	2,049	3,175
Investments for account of policyholders [1]	113,220	97,517	1,673	212,410	120,271	103,712	1,805	225,788
Derivatives	54	17,515	94	17,663	96	11,006	56	11,157
Total Fair value through profit or loss	113,569	121,541	5,173	240,283	120,696	120,014	5,314	246,024
Total financial assets at fair value	143,299	191,310	6,336	340,944	147,571	180,831	7,026	335,429

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	-	56,414	165	56,579	-	59,759	197	59,956
Borrowings [3]	-	456	-	456	-	461	-	461
Derivatives	142	11,197	6,636	17,975	59	8,476	3,081	11,616
Total financial liabilities at fair value	142	68,066	6,801	75,010	59	68,696	3,278	72,033

[1]	The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.
[2]	The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.
[3]	Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I, Level II and Level III

There have been no significant transfers between Level I and II for financial assets and financial liabilities recorded at fair value on a recurring basis during the six-month period ended June 30, 2020.

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

EUR 635 million of investments were reported in level III as they were being internally modeled, priced by a fund manager or priced by uncorroborated broker quotes. As of June 30, 2020, these are primarily priced by a pricing service and are reported in level II.

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Roll forward of Level III financial instruments
EUR millions	January 1, 2020	Acquisitions through business combinations	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	June 30, 2020	Total unrealized gains and losses for the period recorded in the P&L for instruments held at June 30, 2020 ³
Financial assets carried at fair value available-for-sale investments
Shares	157	-	-	5	4	(2)	-	-	-	-	(2)	161	-
Debt securities	1,074	-	2	(31)	67	(6)	(23)	11	-	20	(635)	479	-
Money markets and other short-term instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Other investments at fair value	482	-	(72)	9	122	(3)	(15)	(1)	-	-	-	522	-
	1,712	-	(70)	(16)	193	(11)	(38)	10	-	20	(637)	1,162	-
Fair value through profit or loss
Shares	1,401	-	(62)	-	82	(33)	-	-	-	-	-	1,389	(60)
Debt securities	4	-	-	-	34	(33)	-	-	-	-	-	4	-
Other investments at fair value	2,049	-	(121)	-	198	(100)	-	(1)	-	1	(13)	2,013	(109)
Investments for account of policyholders	1,805	-	(80)	(1)	221	(246)	-	(19)	-	-	(7)	1,673	(11)
Derivatives	56	-	38	-	-	-	-	-	-	-	-	94	38
	5,314	-	(226)	(1)	536	(411)	-	(20)	-	1	(21)	5,173	(142)
Financial liabilities carried at fair value
Investment contracts for account of policyholders	197	-	(12)	-	1	(20)	-	-	-	-	-	165	2
Derivatives	3,081	-	3,631	(9)	2	(7)	-	(61)	-	-	-	6,636	463
	3,278	-	3,618	(9)	3	(28)	-	(61)	-	-	-	6,801	465

EUR millions	January 1, 2019	Acquisitions through business combinations	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	December 31, 2019	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2019 ³
Financial assets carried at fair value available-for-sale investments
Shares	241	-	-	(5)	22	(100)	-	4	2	-	(7)	157	-
Debt securities	1,242	-	3	21	319	(317)	(68)	19	(2)	52	(195)	1,074	-
Money markets and other short-term instruments	-	-	-	-	1,061	(855)	(103)	-	-	126	(229)	-	-
Other investments at fair value	493	-	(100)	(56)	183	(25)	(23)	9	-	-	-	482	-
	1,976	-	(97)	(40)	1,584	(1,297)	(194)	32	1	178	(431)	1,712	-
Fair value through profit or loss
Shares	1,226	-	72	-	368	(266)	-	1	-	-	-	1,401	62
Debt securities	17	-	(1)	-	1	(12)	(1)	-	(1)	-	-	4	-
Other investments at fair value	1,376	-	34	-	884	(268)	-	23	-	85	(86)	2,049	36
Investments for account of policyholders	1,871	-	45	-	435	(567)	-	20	-	-	-	1,805	86
Derivatives	35	-	19	-	35	(33)	-	-	-	-	-	56	20
	4,525	-	170	-	1,723	(1,146)	(1)	44	(1)	85	(86)	5,314	204
Financial liabilities carried at fair value
Investment contracts for account of policyholders	206	-	9	-	4	(23)	-	1	-	-	-	197	(10)
Derivatives	2,489	-	597	4	-	(22)	-	13	-	-	-	3,081	84
	2,695	-	605	4	4	(46)	-	15	-	-	-	3,278	75

[1]	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.
[2]

Total gains and losses are recorded in line items Gains/ (losses) on revaluation of available-for-sale investments and (Gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

[3]	Total gains / (losses) for the period during which the financial instrument was in Level III.

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
EUR millions	Carrying amount June 30, 2020	Total estimated fair value June 30, 2020	Carrying amount December 31, 2019	Total estimated fair value December 31, 2019
Assets
Mortgage loans - held at amortized cost	38,236	42,961	37,750	42,567
Private loans - held at amortized cost	4,257	5,008	4,487	5,159
Other loans - held at amortized cost	2,122	2,122	2,353	2,353

Liabilities
Subordinated borrowings - held at amortized cost	2,208	2,256	2,207	2,416
Trust pass-through securities - held at amortized cost	141	148	136	144
Borrowings – held at amortized cost	8,435	8,462	8,845	9,322
Investment contracts - held at amortized cost	19,535	20,127	18,382	18,964

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Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

14.	Share capital

EUR millions	Jun. 30, 2020	Dec. 31, 2019

Share capital - par value	323	323
Share premium	7,213	7,213
Total share capital	7,536	7,536

Share capital - par value
Balance at January 1	323	322
Dividend	-	1
Balance	323	323

Share premium
Balance at January 1	7,213	7,487
Share dividend	-	(273)
Balance	7,213	7,213

Basic and diluted earnings per share

EUR millions	First half 2020	First half 2019

Earnings per share (EUR per share)
Basic earnings per common share	(0.02)	0.12
Basic earnings per common share B	-	-
Diluted earnings per common share	(0.02)	0.12
Diluted earnings per common share B	-	-

Earnings per share calculation
Net income / (loss) attributable to owners of Aegon N.V.	(17)	299
Coupons on other equity instruments	(28)	(48)
Earnings attributable to common shares and common shares B	(45)	251

Earnings attributable to common shareholders	(45)	250
Earnings attributable to common shareholders B	-	2

Weighted average number of common shares outstanding (in millions)	2,040	2,036
Weighted average number of common shares B outstanding (in millions)	560	572

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Final dividend 2019

Aegon proposed in its 2019 Annual Report on Form 20-F, a final 2019 dividend of EUR 0.16 per common share and EUR 0.004 per common share B, absent further deterioration of the market circumstances, and based on the assessments made at that time. On April 2, 2020, due to the market turmoil, the European Insurance and Occupational Pensions Authority (EIOPA) and Dutch Central Bank (DNB) made a call to postpone all dividend distributions. Subsequently, it was decided at the Annual General Meeting of Shareholders on May 15, 2020, to forego the 2019 final dividend. Taking into account the interim dividend paid in September 2019, this resulted in a total dividend for the financial year 2019 of EUR 0.15 per common share and EUR 0.00375 per common share B, paid in September 2019.

15.	Insurance contracts

Insurance contracts increased by EUR 4.7 billion to EUR 127.6 billion compared to December 31, 2019 mainly due to a decrease of interest rates.

16.	Insurance contracts for account of policyholders

Insurance contracts for account of policyholders decreased by EUR 6.7 billion to EUR 129.0 billion compared to December 31, 2019 mainly due to interest rates movements.

17.	Investment contracts for account of policyholders

Investment contracts for account of policyholders decreased by EUR 6.9 billion to EUR 87.0 billion compared to December 31, 2019 mainly due to interest rate movements.

18.	Borrowings

EUR millions	Jun. 30, 2020	Dec. 31, 2019

Capital funding	1,688	1,745
Operational funding	7,203	7,562
Total borrowings	8,891	9,307

Included in borrowings is EUR 456 million relating to borrowings measured at fair value (December 31, 2019: EUR 537 million). During the first six months of 2020, the operational funding decreased by EUR 0.4 billion mainly due to the redemption of ‘SAECURE 15’ of EUR 0.9 billion, partly offset by an increase in other mortgage loan funding of EUR 0.5 billion.

19.	Financial Risks

Results of Aegon’s sensitivity analyses are presented in the table below which shows the estimated sensitivity of net income and shareholders’ equity to various scenarios. The table below include Group sensitivities on interest rate risk, equity market risk, and also sensitivities on bond credit spreads and liquidity premium.

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EUR millions	June 30, 2020		December 31, 2019
	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
Sensitivity analysis of net income and shareholders’ equity to markets
Immediate change of
Equity increase 10%	136	261	307	450
Equity decrease 10%	(213)	(357)	(374)	(525)
Equity increase 25%	241	557	721	1,083
Equity decrease 25%	(547)	(903)	(456)	(837)

Parallel movements of yield curve
Immediate movements of yield curve, but not permanently
Shift up 100 basis points	795	(3,127)	945	(2,688)
Shift down 100 basis points	(1,353)	1,045	(1,236)	1,847

Bond Credit Spreads
Immediate shock
Shift up 50 basis points	(317)	(3,076)	(205)	(2,386)
Shift down 50 basis points	325	1,546	198	2,117

Liquidity premium
Shift up 5 basis points	155	152	104	101
Shift down 5 basis points	(157)	(154)	(105)	(103)

20.	Capital management and solvency

Aegon’s capital consists of 3 Tiers as an indication of its quality, with Tier 1 capital ranking highest. The available own funds number reflects Aegon’s interpretation of Solvency II requirements which is subject to supervisory review.

The table below provides the composition of Aegon’s available own funds across Tiers:

	June 30, 2020 Available own funds	December 31, 2019 Available own funds

Tier 1 - unrestricted	11,588	12,724
Tier 1 - restricted	2,622	2,614
Tier 2	2,505	2,370
Tier 3	786	762
Total available own funds	17,501	18,470

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Tier 1 unrestricted capital decreased compared to December 31, 2019. The decrease in Tier 1 unrestricted capital amounted to EUR 1,136 million, and is mainly driven by the market disruption led by the COVID-19 pandemic in the first half as interest rates declined considerably, compounded by the negative market impact from increase of credit spreads and widening of mortgage spreads, partly offset by the positive expected return on Aegon in-force insurance portfolio and the increase of EIOPA VA by 12 bps. The restricted Tier 1 capital slightly increased by EUR 8 million.

Tier 2 capital increased by EUR 135 million as a result of increased market value of Tier 2 instruments, due to the decrease of interest rates.

Tier 3 capital as of June 30, 2020 is comprised of deferred tax assets balances related to Solvency II entities. The increase of EUR 25 million is mainly driven by higher deferred tax assets from Aegon US non-regulated entities, partly offset by lower deferred tax assets from Aegon the Netherlands. In addition, there is an own funds eligibility haircut of EUR 38 million applied at June 30, 2020. This is driven by the Tier 3 capital which is capped at maximum 15% of SCR, therefore, the eligible own funds is EUR 38 million lower than available own funds.

IFRS equity compared to Solvency II own funds
EUR millions	June 30, 2020	December 31, 2019

Shareholders’ Equity	23,089	21,842
IFRS adjustments for Other Equity Instruments and non controlling interests	2,580	2,591
Group Equity	25,669	24,433
Solvency II revaluations and reclassifications	(10,037)	(7,599)
Transferability restrictions [1]	(1,949)	(1,973)
Excess of Assets over Liabilities	13,683	14,861
Availability adjustments	4,660	4,446
Fungibility adjustments [2]	(842)	(838)
Available own funds	17,501	18,470

1 This includes the transferability restriction related to the RBC CAL conversion methodology

2 Amongst others, this contains the exclusion of Aegon Bank

The Solvency II revaluations of EUR 10,037 million negative (2019: EUR 7,599 million negative) stem from the difference in valuation between IFRS and Solvency II frameworks. The change in Solvency II revaluations per June 30, 2020 compared to December 31, 2019 is mainly driven by lower interest rates and tightening credit spreads during 1H 2020, increasing the revaluation reserves in Aegon US.

The Solvency II revaluations can be grouped into four categories:

•     Items that are not recognized under Solvency II. The most relevant examples of this category for Aegon include Goodwill, DPAC and other intangible assets (EUR 2,184 million negative, December 31, 2019: EUR 1,932 million negative);

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•     Items that have a different valuation treatment between IFRS and Solvency II. Solvency II is a market consistent framework hence all assets and liabilities are to be presented at fair value while IFRS also includes other valuation treatments in addition to fair value. The most relevant examples of this category for Aegon Group include Loans and Mortgages, Reinsurance Recoverables, Deferred tax assets balances and Technical provisions. The revaluation difference stemming from this category amounted to EUR 3,261 million positive (December 31, 2019: EUR 3,360 million positive) compared to the IFRS Statement of Financial Position;

•     The Net Asset Value of subsidiaries that are included under the Deduction & Aggregation (D&A) method (on provisional equivalence or Standard Formula basis) in the Group Solvency II results. The revaluation difference stemming from this category amounted to EUR 7,658 million negative (2019: EUR 5,655 million negative) compared to the IFRS Statement of Financial Position.

•     Reclassification of subordinated liabilities of EUR 3,457 million negative (2019: EUR 3,372 million negative). The movement of subordinated liabilities mainly stem from the redemption of perpetual capital securities of USD 500 million, and the issuance of EUR 500 million Restricted Tier 1 perpetual contingent convertible securities during the first half of 2019.

The transferability restrictions reflect the restrictions on US Life Companies DTA and capping of Tier 1 unrestricted own funds as a consequence of the RBC CAL conversion methodology.

The availability adjustments are changes to the availability of own funds of Aegon Group in accordance with Solvency II requirements. Examples include the adjustments for subordinated liabilities, ring-fenced fund, treasury shares and foreseeable dividend.

Finally, the fungibility restrictions limit the availability of own funds on Aegon Group level as prescribed by Supervisory Authorities. These limitations refer to charitable trusts in the Americas for which the local Supervisory Authority could limit the upstream of capital to the Group, and Aegon Bank which is under a different regulatory regime but under the same Supervisory Authority and therefore excluded for Solvency II purposes.

21.	Commitments and contingencies

There have been no other material changes in commitments and contingencies as reported in the 2019 Annual Report on Form 20-F.

22.	Acquisitions / divestments

On January 29, 2020, Aegon announced the completion of the sale of its 50% stake in the Japanese variable annuity joint ventures, Aegon Sony Life Insurance Co. and SA Reinsurance Ltd., to partner Sony Life. The proceeds of the sale amounted to EUR 153 million and the book gain amounted to EUR 53 million.

23.	Post reporting date events

On July 30, 2020, Aegon announced the completion of the expansion of its partnership with Santander in Spain. This follows the agreement signed on July 3, 2018 between Aegon and Banco Santander to expand their life and non-life insurance partnership, following Banco Santander’s acquisition of Banco Popular.

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Aegon’s insurance joint ventures with Banco Santander in Spain completed the acquisition of the in force term life policies previously sold through Banco Popular branches as well as the right to write new term life and selected lines of non-life policies through the former Banco Popular branches now owned by Banco Santander.

The transaction was closed following satisfaction of all closing conditions, including the termination of existing alliances of Banco Popular. For its 51% stake in the expansion of the joint venture with Banco Santander, Aegon paid an upfront amount of EUR 187 million – lower than the EUR 215 million communicated in July 2018 mainly due to the results of the in-force portfolio which accrued to Santander till closing. Furthermore, the previously agreed contingent payment of up to EUR 75 million is due in 2024, subject to the performance of the partnership.

On July 11, 2020, The Dutch Central Bank (DNB) published industry-wide guidelines regarding the treatment of banks in Solvency II ratios. As a consequence, Aegon will include Aegon Bank in the calculation of its Group Solvency II ratio from December 31, 2020. If Aegon Bank would have been consolidated in Aegon’s Group Solvency II ratio already, Aegon’s Solvency II own funds position of EUR 17.5 billion as disclosed in note 20 Capital management and solvency to these condensed consolidated interim financial statements, would have increased by approximately EUR 0.7 billion or 4% to EUR 18.2 billion at June 30, 2020. Note that the Group Solvency II ratio, however, would have decreased as the Solvency Capital Requirement would have increased as well.

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ITEM 2: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2.1 Introduction

Aegon is committed to providing information on key factors that drive its business and affect its financial condition, results and value. Aegon’s disclosure practices have been developed over many years with due consideration of the needs and requirements of its stakeholders, including regulators, investors and research analysts.

Aegon has substantive supplemental information in its annual and semi-annual accounts to provide transparency of its financial results. Aegon has provided insight into its critical accounting policies and the methodologies Aegon applies to manage its risks. For a discussion of critical accounting policies see “Application of Critical Accounting Policies – IFRS Accounting Policies”. For a discussion of Aegon’s risk management methodologies see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” as included in the Cross reference table in the Company’s 2019 Annual Report on Form 20-F filed with the SEC on March 18, 2020 (the ‘2019 Form 20-F’).

2.2 Application of Critical Accounting Policies - IFRS Accounting Policies

The Operating and Financial Review and Prospects are based upon Aegon’s consolidated financial statements, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IFRS).

Application of the accounting policies in the preparation of the financial statements requires management to apply judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. Those estimates are inherently subject to change and actual results could differ from those estimates. Accounting policies that are critical to the financial statement presentation and that require complex estimates or significant judgment are described in the following sections.

The description of Aegon’s methods of determining fair value and fair value hierarchy is included in the Aegon’s 2019 Annual Report on Form 20-F (i.e. note 3 and note 44 of the notes to the consolidated financial statements). For reference purposes, note 11 Investments of the notes to the condensed consolidated interim financial statements in Item 1 includes a roll-forward of Level III financial instruments for the first half of 2020. Specific information on the impact of COVID-19 can be found in note 2.4 Judgments and critical accounting estimates of the notes to the condensed consolidated interim financial statements in Item 1.

i Valuation of assets and liabilities arising from life insurance contracts

The valuation of certain assets and liabilities arising from insurance contracts is developed using complex valuation models. The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions, on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation or on the valuation assumptions (historical cost), without risk margin. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows (including investment returns). To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in not passing the liability adequacy test, the entire deficiency is recognized in the income statement. To the extent that the deficiency relates to unrealized gains and losses on available-for-sale investments, the additional liability is recognized in the revaluation reserve in shareholder’s equity.

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Aegon the Netherlands, as required locally, adjusts the outcome of the liability adequacy test for the difference between the fair value and the book value of the assets that are measured at amortized cost in the statement of financial position. Mortgage loans is the primary asset class for which the difference between the fair value and the book value of assets impacts the LAT.

Some insurance contracts without a guaranteed or fixed contractual term contain guaranteed minimum benefits. Depending on the nature of the guarantee, it may either be bifurcated and presented as a derivative or be reflected in the value of the insurance liability in accordance with local accounting principles. Given the dynamic and complex nature of these guarantees, stochastic techniques under a variety of market return scenarios are often used for measurement purposes. Such models require management to make numerous estimates based on historical experience and market expectations. Changes in these estimates will immediately affect the income statement.

In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force are recorded as DPAC and VOBA assets respectively, and are amortized to the income statement over time. If the assumptions relating to the future profitability of these policies are not realized, the amortization of these costs could be accelerated and may require write-offs due to unrecoverability.

ii Actuarial and economic assumptions

The main assumptions used in measuring DPAC, VOBA and the liabilities for life insurance contracts with fixed or guaranteed terms relate to mortality, morbidity, investment return and future expenses. Depending on local accounting principles, surrender, lapse and utilization rates may be considered.

Mortality tables applied are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, target market and past experience. Mortality experience is monitored through regular studies, the results of which are fed into the pricing cycle for new products and reflected in the liability calculation when appropriate. For contracts insuring survivorship or mortality, allowance may be made for further longevity or mortality improvements. Morbidity assumptions are based on own claims severity and frequency experience, adjusted where appropriate for industry information.

Investment assumptions are prescribed by the local regulator, market observable or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States and some of the smaller countries, is the annual long-term growth rate of the underlying assets. The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on actual gross profits and estimates of future gross profits or revenues, is recognized in the income statement as an expense or a benefit in the period of determination.

Assumptions on future expenses are based on the current level of expenses, adjusted for expected expense inflation if appropriate. In Aegon the Netherlands, the expense basis makes an allowance for planned future cost savings, which are included in the liability adequacy test.

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Surrender and lapse rates depend on product features, policy duration and external circumstances such as the interest rate environment and competitor behavior. For policies with account value guarantees based on equity market movements, a dynamic lapse assumption is utilized to reflect policyholder behavior based on whether the guarantee is in the money. Own experience, as well as industry published data, are used in establishing assumptions. Lapse experience is correlated to mortality and morbidity levels, as higher or lower levels of surrenders may indicate future claims will be higher or lower than anticipated. Such correlations are accounted for in the mortality and morbidity assumptions based on the emerging analysis of experience.

Assumptions are reviewed periodically, in the second quarter for the US and in the fourth quarter for Europe and Asia, based on historical experience, observable market data, including market transactions such as acquisitions and reinsurance transactions, anticipated trends and legislative changes. Similarly, the models and systems used for determining Aegon’s liabilities are reviewed periodically and, if deemed necessary, updated based on emerging best practices and available technology.

During the first half of 2020, Aegon implemented actuarial and economic assumptions updates resulting in a pre-tax charge of EUR 850 million (1H 2019: EUR 64 million pre-tax charge). Refer to note 3 Segment information of the condensed consolidated interim financial statements in Item 1 for a description of the individual actuarial and economic assumptions changed in the period.

For information on sensitivities on variable annuities and variable life insurance products in the United States, Sensitivity on long term care products (LTC) in the United States and Sensitivity on liability adequacy test (LAT) in the Netherlands refer to note 2.4 Judgments and critical accounting estimates of the condensed consolidated interim financial statements in Item 1.

iii. Deferred expenses and VOBA

Deferred expenses

The movements in DPAC, deferred cost of reinsurance and deferred transaction costs over the first six months of 2020 compared with the first six months of 2019 can be summarized and compared as follows:

EUR millions	DPAC	Deferred costs of reinsurance	Deferred transaction costs

Balance at January 1, 2020	9,974	389	442
Costs deferred during the year	388	-	11
Amortizations through income statement	(461)	(9)	(11)
Shadow accounting adjustments	(355)	(12)	-
Net exchange differences	(60)	-	(3)
Other	(3)	6	-
At June 30, 2020	9,483	374	440

EUR millions	DPAC	Deferred costs of reinsurance	Deferred transaction costs

Balance at January 1, 2019	10,461	23	431
Costs deferred during the year	394	-	13
Disposal of group assets	(35)	-	-
Amortizations through income statement	(376)	21	(11)
Impairment losses	(65)	-	-
Shadow accounting adjustments	(498)	-	-
Net exchange differences	42	-	2
Other	(3)	-	-
At June 30, 2019	9,919	44	434

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In December 2019, Aegon the Netherlands entered a longevity reinsurance contract with Canada Life Reinsurance. The contract reinsures a specified portfolio of insurance contracts against possible future mortality developments. The reinsurer will pay benefits as long as the participants live and receive fixed payments from Aegon the Netherlands. EUR 360 million is recognized as deferred cost of reinsurance regarding this reinsurance contract, which will be amortized over the duration of the underlying insurance contracts.

VOBA

The movement in VOBA over the first six months of 2020 compared with the first six months of 2019 can be summarized and compared as follows:

EUR millions	First half 2020	First half 2019

At January 1	952	1,123
Amortization/depreciation through income statement	(44)	(37)
Shadow accounting adjustments	5	(45)
Impairment losses	-	(11)
Net exchange differences	(5)	5
At June 30	908	1,035

2.3 Guarantees in insurance contracts

For financial reporting purposes Aegon distinguishes between the following types of minimum guarantees:

a.	Financial guarantees: these guarantees are treated as bifurcated embedded derivatives, carried at fair value and presented as derivatives;
b.	Total return annuities: these guarantees are not bifurcated from their host contracts because they are presented and valued at fair value together with the underlying insurance contracts;
c.

Life contingent guarantees in the United States: these guarantees are not bifurcated from their host contracts, presented and valued in accordance with insurance accounting together with the underlying insurance contracts; and

d.

Minimum investment return guarantees in the Netherlands: these guarantees are not bifurcated from their host contracts, valued at fair value and presented together with the underlying insurance contracts.

In addition to the guarantees mentioned above, Aegon has traditional life insurance contracts that include minimum guarantees that are not valued explicitly; however, the adequacy of all insurance liabilities, net of VOBA and DPAC, and including all guarantees, are assessed periodically.

a.	Financial guarantees

In the United States and in the United Kingdom, a guaranteed minimum withdrawal benefit (GMWB) is offered directly on some variable annuity products Aegon issues and is also assumed from a ceding company. Variable annuities allow a customer to provide for the future on a tax-deferred basis and to participate in equity or bond market performance. Variable annuities allow a customer to select payout options designed to help meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time. This benefit guarantees that a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or during the life of the policyholder.

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In the Netherlands, individual variable unit-linked products have a minimum benefit guarantee if premiums are invested in certain funds. The sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (in the range of 3% to 4%) if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given for equity investments only.

The following table provides information on the liabilities for financial guarantees for minimum benefits, net of present value of the expected future premiums that are received to cover these guarantees:

Liabilities for financial guarantees for minimum benefits

EUR millions	United States [1]	The Netherlands [2]	Total [3]
At January 1, 2020	1,296	1,735	3,031
Incurred guarantee benefits [4]	3,055	453	3,509
Paid guarantee benefits	(1)	-	(1)
Net exchange differences	(59)	-	(59)
At June 30, 2020	4,291	2,188	6,479
Balance at June 30, 2020
Account value [5]	32,798	8,678	41,476
Net amount at risk [6]	1,757	2,669	4,426

At January 1, 2019	766	1,678	2,445
Incurred guarantee benefits [4]	518	57	575
Paid guarantee benefits	(1)	-	(1)
Net exchange differences	13	-	13
At December 31, 2019	1,296	1,735	3,031
Balance at December 31, 2019
Account value [5]	34,503	8,626	43,130
Net amount at risk [6]	236	2,002	2,239

[1]	Guaranteed minimum accumulation and withdrawal benefits.
[2]	Fund plan and unit-linked guarantees.
[3]	Balances are included in the derivatives liabilities on the face of the statement of financial position.
[4]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, release guarantees and fair value movements during the reporting year.
[5]	Account value reflects the actual fund value for the policyholders.
[6]	The net amount at risk represents the sum of the positive differences between the discounted max guarantees and the account value.

The increase of incurred guarantee benefits in 2020 mainly relates to decreasing interest rates and negative equity markets offset some by widening credit spreads.

Aegon Americas mitigates the exposure from the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least 14 years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, Aegon pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At June 30, 2020, the reinsured account value was EUR 1.7 billion (December 31, 2019: EUR 1.8 billion) and the guaranteed remaining balance was EUR 1.0 billion (December 31, 2019: EUR 1.1 billion).

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The GMWB rider Aegon assumed from the ceding company is accounted for as a derivative and is carried in Aegon’s statement of financial position at fair value. At June 30, 2020, the contract had a value of EUR 61 million (December 31, 2019: EUR 37 million). Aegon entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling equity futures and total return swap contracts (S&P 500, Midcap, Russell 2000, and the MCSI EAFE index in accordance with Aegon’s exposure) to mitigate the effect of equity market movement on the reinsurance contract and the purchase of interest rate swaps, treasury forwards and treasury futures to mitigate the effect of movements in interest rates on the reinsurance contracts.

Aegon the Netherlands provides guarantees to its customers on expiry date for certain insurance contracts. In order to mitigate the risks related to the guarantees Aegon the Netherlands has setup a hedging program. Aegon the Netherlands does not use reinsurance in order to mitigate risks related to insurance contracts with a guarantee component. The net amount at risk represents the sum of the positive differences between the discounted maximum amount payable under the guarantees and the account value, which is the actual fund value of the policyholder.

b.	Total return annuities

Total Return Annuity (TRA) is an annuity product in the United States which provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value, however, due to the minimum guarantee not all the changes in the market value of the asset will be offset in the valuation of the liability. This product exists for the fixed annuity line of business and represents a closed block.

The fixed annuities product balance as of June 30, 2020, amounted to EUR 214 million (December 31, 2019: EUR 234 million).

c.	Life contingent guarantees in the United States

Certain variable insurance contracts in the United States also provide guaranteed minimum death benefits (GMDB) and guaranteed minimum income benefits (GMIB). Under a GMDB, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The net amount at risk for GMDB contracts is defined as the current GMDB in excess of the capital account balance at the reporting date.

The GMIB feature provides for minimum payments if the contract holder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contract holder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value.

The additional liability for guaranteed minimum benefits that are not bifurcated are determined each period by estimating the expected value of benefits in excess of the projected account balance and recognizing the excess over the accumulation period based on total expected assessments. The estimates are reviewed regularly and any resulting adjustment to the additional liability is recognized in the income statement. The benefits used in calculating the liabilities are based on the average benefits payable over a range of stochastic scenarios. Where applicable, the calculation of the liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

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The following table provides information on the liabilities for guarantees for minimum benefits that are included in the valuation of the host contracts:

Liabilities for guarantees Americas
EUR millions	GMDB [1]	GMIB [2]	Total [4]

At January 1, 2020	448	686	1,133
Incurred guarantee benefits [5]	194	242	436
Paid guarantee benefits	(38)	(20)	(58)
Net exchange differences	(3)	(5)	(8)
At June 30, 2020	601	902	1,503

	GMDB [1],3	GMIB [2,3]
Balance at June 30, 2020
Account value [6]	51,794	5,040
Net amount at risk [7]	1,609	809
Average attained age of contractholders	71	72

At January 1, 2019	519	906	1,425
Incurred guarantee benefits [5]	(27)	(210)	(238)
Paid guarantee benefits	(53)	(27)	(81)
Net exchange differences	10	17	27
At December 31, 2019	448	686	1,133

	GMDB [1,3]	GMIB [2,3]
Balance at December 31, 2019
Account value [6]	54,411	5,331
Net amount at risk [7]	1,268	688
Average attained age of contractholders	70	71

[1]	Guaranteed minimum death benefit in the United States.
[2]	Guaranteed minimum income benefit in the United States.
[3]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; Therefore, the amounts listed are not mutually exclusive.
[4]	Balances are included in the insurance liabilities on the face of the statement of financial position.
[5]

Incurred guarantee benefit mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and value changes as a consequence of interest movements during the reporting year.

[6]	Account value reflects the actual fund value for the policyholders.
[7]

The net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance.

d. Minimum investment return guarantees in the Netherlands

The traditional life and pension products offered by Aegon in the Netherlands include various products that accumulate a cash value. Premiums are paid by customers at inception or over the term of the contract. The accumulation products pay benefits on the policy maturity date, subject to survival of the insured. In addition, most policies also pay death benefits if the insured dies during the term of the contract. The death benefits may be stipulated in the policy or depend on the gross premiums paid to date. Premiums and amounts insured are established at inception of the contract. The amount insured can be increased as a result of profit sharing, if provided for under the terms and conditions of the product. Minimum interest guarantees exist for all generations of traditional accumulation products written. Older generations contain a 4% guarantee; in 1999 the guarantee decreased to 3% and in 2013 the guarantee decreased to 0%.

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The traditional group pension contracts offered by Aegon in the Netherlands include large group insurance contracts that have an individually determined asset investment strategy underlying the pension contract. The guarantee given is that the profit sharing is the maximum of 0% and the realized return on an asset portfolio specified in the policy conditions, adjusted for technical interest rates ranging from 3% to 4%. If the adjusted return is negative, the 0% minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses within the contract period. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed. Large group contracts also share technical results (mortality risk and disability risk). The contract period is typically five years and the premiums are fixed over this period.

These guarantees are valued at fair value and are included as part of insurance liabilities with the underlying host insurance contracts.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts, net of the present value of the expected future premiums that are received to cover these guarantees:

Liabilities for guarantees The Netherlands
EUR millions	GMI [1,2]

At January 1, 2020	6,422
Incurred guarantee benefits [3]	1,438
At June 30, 2020	7,860

Balance at June 30, 2020
Account value [4]	19,927
Net amount at risk [5]	7,848

At January 1, 2019	5,063
Incurred guarantee benefits [3]	1,358
At December 31, 2019	6,422

Balance at December 31, 2019
Account value [4]	19,985
Net amount at risk [5]	6,335

[1]	Guaranteed minimum investment return in the Netherlands.
[2]	Balances are included in the insurance liabilities on the face of the statement of financial position.
[3]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
[4]	Account value reflects the liability value of the insurance contracts as a whole.
[5]

The net amount at risk represents the sum of the differences between the guaranteed and actual amount that is credited to the policyholders. For individual policies only positive differences are included, for Group pensions contracts carry forwards of negative differences are recognized.

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Fair value measurement of guarantees in insurance contracts

The fair values of guarantees mentioned above (except for life contingent guarantees in the United States) are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. For further details refer to note 44 of Aegon’s 2019 Annual Report on Form 20-F.

For equity volatility, Aegon uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 24.2% at June 30, 2020, and 21.1% at December 31, 2019. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions. Disclosure on interest rate risk, including interest rate risk sensitivity is included in note 4 Financial risks of the 2019 Annual Report on Form 20-F.

Aegon utilizes different risk management strategies to mitigate the financial impact of the valuation of these guarantees on the results including asset and liability management and derivative hedging strategies to hedge certain aspects of the market risks embedded in these guarantees.

Guarantees valued at fair value contributed a net gain before tax of EUR 275 million for the six months ended June 30, 2020 (six months ended June 30, 2019: gain of EUR 335 million). Contributing to this net gain before tax are fair value gains on guarantee reserve hedges of EUR 5,029 million (six months ended June 30, 2019: EUR 2,068 million gains), a gain of EUR 272 million related to DPAC offset and other (the first six months of 2019: EUR 156 million gain) and a gain of EUR 333 million related to widening of own credit spreads (six months ended June 30, 2019: EUR 108 million gain). This was partly offset by negative results related to decrease in risk free rates of EUR 4,416 million (six months ended June 30, 2019: EUR 2,937 million loss), a loss of EUR 791 million related to increase in equity markets (six months ended June 30, 2019: EUR 957 million gain) and EUR 169 million loss (six months ended June 30, 2019: EUR 18 million gain) from increases in equity volatilities.

Guarantee reserves increased EUR 4,830 million in the first six months of 2020 (six months ended June 30, 2019: increase of EUR 1,994 million).

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2.4 Additional information on credit risk, unrealized losses and impairments

Debt instruments

The amortized cost and fair value of debt securities, money market investments and other, included in Aegon’s available-for-sale (AFS) portfolios, are as follows as of June 30, 2020, and December 31, 2019:

EUR millions	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
At June 30, 2020
Debt securities, money market instruments and other
United States government	7,827	2,797	(2)	10,622	10,537	86
Dutch government	4,850	1,635	-	6,486	6,418	68
Other government	9,245	3,417	(19)	12,642	12,012	631
Mortgage-backed securities	6,619	473	(77)	7,015	6,424	590
Asset-backed securities	4,007	105	(74)	4,038	1,628	2,410
Corporate	45,102	6,321	(398)	51,024	45,598	5,426
Money market investments	7,463	-	-	7,463	6,676	787
Other	1,101	43	(104)	1,040	696	343
Total	86,214	14,791	(675)	100,330	89,989	10,341

Of which held by Aegon Americas and NL	77,100	13,773	(616)	90,256	81,067	9,189

EUR millions	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
At December 31, 2019
Debt securities, money market instruments and other
United States government	7,443	1,377	(8)	8,812	8,478	334
Dutch government	4,869	1,448	-	6,316	6,267	49
Other government	8,901	2,989	(17)	11,872	11,662	210
Mortgage-backed securities	6,366	470	(25)	6,811	5,773	1,037
Asset-backed securities	3,776	103	(9)	3,869	2,881	989
Corporate	40,552	4,853	(167)	45,238	42,801	2,437
Money market investments	5,169	-	-	5,169	4,702	467
Other	976	49	(117)	908	628	280
Total	78,052	11,289	(345)	88,995	83,192	5,803

Of which held by Aegon Americas and NL	69,012	10,493	(327)	79,178	74,025	5,153

Unrealized bond losses by sector

The composition by industry category of Aegon’s AFS debt securities, money market investments and other in an unrealized loss position at June 30, 2020, and December 31, 2019, is presented in the following table:

Unrealized losses - debt securities, money market investments and other

EUR millions	Jun. 30, 2020		Dec. 31, 2019

	Carrying value of instruments with unrealized losses	Unrealized losses	Carrying value of instruments with unrealized losses	Unrealized losses
Residential mortgage-backed securities (RMBSs)	(321)	(31)	413	(18)
Commercial mortgage-backed securities (CMBSs)	731	(36)	494	(6)
Asset-backed securities (ABSs) – CDOs backed by ABS, Corp. bonds, Bank loans	1,479	(41)	662	(5)
ABSs – Other	728	(26)	242	(4)
Financial Industry – Banking	612	(28)	349	(20)
Financial Industry – Insurance	106	(14)	104	(5)
Financial Industry – Other	1,182	(27)	615	(15)
Industrial	3,557	(280)	1,293	(105)
Utility	251	(14)	248	(10)
Government	523	(16)	453	(23)
Other	343	(104)	279	(117)
Total held by Aegon Americas and NL	9,189	(616)	5,153	(327)
Held by other segments	1,151	(58)	650	(18)
Total	10,341	(675)	5,803	(345)

As of June 30, 2020, there are EUR 13,773 million (December 31, 2019: EUR 10,493 million) of gross unrealized gains and EUR 616 million (December 31, 2019: EUR 327 million) of gross unrealized losses in the AFS debt securities, money markets and other portfolio of Aegon Americas and Aegon the Netherlands.

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First half 2020 was a tale of two quarters. The global spread of COVID-19 started in Q1. Stay-at-home orders started in the US in mid-March and auto production ceased at the same time. As a consequence, in Q1, the Federal Reserve rate eased by 100 bps, U.S. 10-year treasury rate fell 120 bps to 70 bps, oil dropped from USD 70 a barrel to USD 20, the S&P 500 fell 34% and credit spreads gapped wider in panicked markets. The US dollar weakened and economic growth slowed markedly, contracting by 5% in Q1 and an estimated 35% in Q2. By the end of April, however, some states started easing stay-at-home orders and businesses began reopening. Ford and GM resumed auto production in Mid-May and continuing claims for unemployment stabilized. The equity markets response was dramatic as the S&P 500 recovered to year end levels by early June, corporate bond spreads recovered 80% of March’s widening, oil rose to over USD 40 a barrel and the US dollar bounced back. US interest rates on the other hand remained roughly unchanged as the Federal Reserve signaled that policy rates would remain near zero for some time as they expect the full recovery of employment and growth to take a long time. Starting in March, the Federal Reserve began stabilizing market function, growing their balance sheet as they provided trillions of dollars of liquidity. Congress also passed legislation providing over two trillion dollars of fiscal support for both individuals and businesses. The massive support has stabilized consumption, supported asset valuations, and thus provided the underpinnings of economic recovery.

Eurozone GDP fell sharply due to the impact of the COVID-19 pandemic. The lockdowns within the Eurozone and the impact of the virus on other countries, resulted in the sharpest fall in economic activity in peacetime. The pandemic has also exacerbated the divergence within Europe. Southern countries have experienced worse outbreaks and more stringent lockdowns. Tourism is also a larger share of their economies, while fiscal positions are worse. As a result, the European Commission is considering to setup a Recovery fund backed by all EU members, which would especially support those countries hit hardest.

As a reaction on the crisis, the ECB has setup a new Pandemic Emergency Purchase Programme of EUR 1,350 billion and has provided favorable lending programs to the banking sector to ease financial conditions.

Governments have announced large employment retention schemes, VAT cuts and other spending measures to soften the fall in economic output. Budget deficit will soar and government debt levels will rise sharply as a result.

Impairment of financial assets

Aegon regularly monitors industry sectors and individual debt securities for indicators of impairment. These indicators may include one or more of the following: 1) deteriorating market to book ratio, 2) increasing industry risk factors, 3) deteriorating financial condition of the issuer, 4) covenant violations by the issuer, 5) high probability of bankruptcy of the issuer, or 6) downgrades by internationally recognized credit rating agency. Additionally, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. A security is impaired if there is objective evidence that a loss event has occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows.

In the sections below a description is provided on the composition of the categories of debt securities and money market investments. Individual issuers rated below investment grade in any sector which have unrealized loss positions greater than EUR 25 million are disclosed separately. Furthermore, quality ratings of investment portfolios are based on a composite of the main rating agencies (S&P, Moody’s and Fitch) and Aegon’s internal rating of the counterparty.

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Residential mortgage-backed securities

Aegon Americas and Aegon the Netherlands hold EUR 2,832 million (December 31, 2019: EUR 2,533 million) of residential mortgage-backed securities (RMBS) available-for-sale, of which EUR 2,550 million (December 31, 2019: EUR 2,222 million) is held by Aegon Americas and EUR 282 million (December 31, 2019: EUR 311 million) by Aegon the Netherlands. RMBS securities are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit characteristics and are pooled together and sold in tranches. The following table shows the breakdown of Aegon Americas RMBS AFS portfolio.

AFS RMBS by quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	1,206	34	-	-	-	1,240	1,275
Prime jumbo	5	14	1	1	17	38	45
Alt-A	10	96	13	9	210	338	406
Negative amortization floaters	-	2	-	8	365	375	423
Other housing	3	8	2	5	314	332	401
At June 30, 2020	1,224	154	17	23	905	2,323	2,550

Of which insured	-	-	15	4	84	103	52

AFS RMBS by Quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	735	43	-	-	-	778	782
Prime jumbo	6	16	1	2	32	56	62
Alt-A	48	59	15	10	242	373	462
Negative amortization floaters	-	2	-	9	382	394	468
Other housing	2	9	2	7	317	337	449
At December 31, 2019	790	129	18	28	973	1,938	2,222

Of which insured	-	-	16	4	88	109	100

A significant part of Aegon Americas RMBS holdings are rated < BBB, as the issuances took place before the United States housing downturn that started in 2007.

Additionally, Aegon Americas has investments in RMBS of EUR 75 million (December 31, 2019: EUR 67 million), which are classified as fair value through profit or loss.

RMBS of Aegon Americas are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and stress-case scenarios. Aegon’s RMBS asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities, and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size, and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance.

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Prepayments and loss severity assumptions were determined by obtaining historical rates from broader market data and by adjusting those rates for vintage, specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Quantitative ranges of significant assumptions within Aegon’s modeling process for Prime Jumbo, Alt-A, Negative Amortization and subprime RMBS are as follows: prepayment assumptions range from approximately 0% to 40% with a weighted average of approximately 8.5% (December 31, 2019: 8.44%). Assumed loan defaults range from 0% to 45% with a weighted average of approximately 21% (December 31, 2019: 20.42%) and are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately -95% to 105%, with a weighted average of approximately 49% (December 31, 2019: 50.19%).

Once the entire pool is modeled, the results are closely analyzed by Aegon’s asset specialists to determine whether or not Aegon’s particular tranche or holding is at risk for not collecting all contractual cash flows taking into account the seniority and other terms of the tranches held.

Aegon the Netherlands has mandated Aegon Asset Management to invest in RMBS transactions. Aegon Asset Management uses its own proprietary cash flow tools to analyze and stress test RMBS transactions. The key input parameters are default rates and loss given default assumptions, which are established based on historical pool characteristics and current loan level data. Cash flows for each bond are modelled in 225 scenarios of varying severity, ranging from base case to extreme stress to even unrealistic scenarios to establish breaking points of the tranche. The model takes all deal characteristics, such as waterfall or reserve funds, into account and gives us detailed insight in the risk of principal loss or deferral of contractual cash flows.

The total gross unrealized loss on available-for-sale RMBS of Aegon Americas and Aegon the Netherlands amounted to EUR 31 million (December 31, 2019: 18 million), of which EUR 29 million (December 31, 2019: EUR 18 million) relates to positions of Aegon Americas. The total net unrealized gain on available-for-sale RMBS was EUR 227 million (December 31, 2019: EUR 288 million), including a EUR 227 million (December 31, 2019: EUR 284 million) net unrealized gain relating to positions of Aegon Americas.

The United States’ non-agency RMBS saw significant spread widening across deal types during Q1 2020 primarily driven by pandemic-induced economic contraction, broad market volatility and mortgage REIT liquidations. Spreads have tightened substantially in Q2 facilitated by unprecedented monetary and fiscal stimulus. Government fiscal stimulus, temporary loan forbearance programs and accumulated home equity have moderated collateral performance deterioration, however, delinquencies could rise if government assistance terminates and unemployment levels remain elevated.

In general, the European housing market was strong at the start of the year against solid economic fundamentals. The shutdowns that followed the outbreak of the COVID-19 crisis had a sharply negative impact on these economic fundamentals. Most financial assets weakened considerably in March, after which an improvement followed. This also holds for asset backed securities. Spreads on these assets rose significantly in March, after which a gradual spread normalisation followed. This recovery was helped by the ECB that increased its asset purchase program, which includes ABS. This means that spreads have fallen from their March peaks, but spreads are still higher than at the beginning of 2020, leading to a negative total return over first half 2020.

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There are no individual issuers rated below investment grade in this RMBS sector which have unrealized loss position greater than EUR 25 million.

The fair values of Aegon Americas’ AFS RMBS instruments were determined as follows:

EUR millions	Level II	Level III	Jun. 30, 2020	Level II	Level III	Dec. 31, 2019
RMBS	2,522	28	2,550	2,188	34	2,222

Commercial mortgage-backed securities

As of June, 30, 2020, Aegon Americas and Aegon the Netherlands hold EUR 3,351 million (December 31, 2019: EUR 3,440 million) of AFS commercial mortgage-backed securities (CMBS), of which EUR 3,339 million (December 31, 2019: EUR 3,427 million) is held by Aegon Americas and EUR 12 million (December 31, 2019: EUR 13 million) by Aegon the Netherlands. CMBS are securitizations of underlying pools of mortgages on commercial real estate. The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The company’s CMBS include conduit, large loan, single borrower, commercial real estate collateralized debt obligations (CRE CDOs), collateralized debt obligations (CDOs), government agency, and franchise loan receivable trusts.

The total gross unrealized loss on available-for-sale CMBS of Aegon Americas amounted to EUR 36 million as of June 30, 2020 (December 31, 2019: EUR 6 million). The total net unrealized gain on the available-for-sale CMBS as of June 30, 2020, is EUR 119 million (December 31, 2019: EUR 157 million), of which EUR 119 million (December 31, 2019: EUR 104 million) relates to positions of Aegon Americas. With the onset of the COVID-19 crisis CMBS fundamentals have deteriorated and there has been a concentrated negative impact to both the hospitality and retail segment. Delinquency rates have been on the rise, specifically early stage delinquencies, and borrowers have been actively requesting debt service relief. Despite forced selling and uncertainty driving spread volatility in late first quarter 2020, CMBS spreads in senior parts of the capital structure have retraced and found support from the Federal Reserves’ commitment to liquidity. Although subordinated and lower quality spreads have experienced some retracing, they remain relatively wide from a historical perspective due to credit uncertainty and elevated risk of ratings migration.

The tables below summarize the credit quality of Aegon America’s AFS CMBS portfolio. Additionally, as of June 30, 2020, Aegon Americas has no investments in CMBS (December 31, 2019: EUR nil), which are classified as fair value through profit or loss.

CMBS by quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	2,373	691	116	10	30	3,220	3,339
At June 30, 2020	2,373	691	116	10	30	3,220	3,339

CMBS by quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	2,540	639	109	7	29	3,323	3,427
At June 30, 2019	2,540	639	109	7	29	3,323	3,427

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CMBS of Aegon Americas are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and several stress-case scenarios by Aegon’s internal CMBS asset specialists. For conduit securities, a widely recognized industry modeling software is used to perform a loan-by-loan, bottom-up approach. For non-conduit securities, a CMBS asset specialist works closely with Aegon’s real estate valuation group to determine underlying asset valuation and risk. Both methodologies incorporate external estimates on the property market, capital markets, property cash flows, and loan structure. Results are then closely analyzed by the asset specialist to determine whether a principal or interest loss is expected to occur.

As the remaining unrealized losses in the CMBS portfolio relate to holdings where Aegon expects to receive full principal and interest, Aegon does not consider the underlying investments to be impaired as of June 30, 2020.

There are no individual issuers rated below investment grade in the CMBS sector which have unrealized loss position greater than EUR 25 million.

The fair values of Aegon Americas AFS CMBS instruments were determined as follows:

EUR millions	Level II	Level III	Jun. 30, 2020	Level II	Level III	Dec. 31, 2019
CMBS	3,339	-	3,339	3,427	-	3,427

Asset-backed securities

Aegon Americas and Aegon the Netherlands hold EUR 3,570 million (December 31, 2019: EUR 3,332 million) of AFS ABS instruments of which EUR 2,203 million (December 31, 2019: EUR 2,239 million) is held by Aegon Americas and EUR 1,368 million (December 31, 2019: EUR 1,093 million) by Aegon the Netherlands. Additionally, as of June 30, 2020, Aegon Americas has investments in ABS of EUR 3 million (December 31, 2019: EUR 3 million), which are classified as fair value through profit or loss. ABS are securitizations of underlying pools of credit card receivables, auto financing loans, small business loans, bank loans, and other receivables. The underlying assets of the asset backed securities have been pooled together and sold in tranches with varying credit ratings.

The total gross unrealized loss on available-for-sale ABS of Aegon Americas and Aegon the Netherlands amounted to EUR 66 million as of June 30, 2020 (December 31, 2019: EUR 9 million). Aegon Americas has EUR 47 million (December 31, 2019: EUR 5 million) of this gross unrealized loss and Aegon the Netherlands, EUR 19 million (December 31, 2019: EUR 3 million).

In the United States, spreads of asset backed securities widened in March and April upon the emergence of the novel coronavirus and the resulting economic slowdown. However, spreads have tightened substantially in May/June, especially in on-the-run asset backed sectors, as businesses have reopened and with reduced year to date supply of new issue ABS bonds. Government-provided stimulus to the consumer has thus far mitigated collateral performance deterioration, however, Aegon expects weakness in consumer-oriented ABS sectors when the government stimulus terminates if unemployment levels remain high. In the first half of 2020, the European ABS market was shaken up by the global spread of the Coronavirus. Especially in March and the beginning of April, Aegon saw severe spread widening across all European ABS sectors. In May Aegon saw a very strong rebound in spreads across all ABS sectors in line with the strong sentiment in the broader financial markets.

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The strong sentiment was supported by the substantial fiscal and monetary support, slowly re-opening of the economy and the abating fear of a second wave of corona infections. Aegon’s outlook for ABS is moderately positive, as valuations are still quite attractive and Aegon remains comfortable with the fundamentals, especially as an Investment Grade investor.

The breakdown by quality of the AFS ABS portfolio of Aegon Americas and Aegon the Netherlands is as follows:

ABS Americas and NL
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	83	1	-	-	-	83	98
Autos	33	61	27	44	43	208	207
Small business loans	-	-	1	5	12	19	18
CDOs backed by ABS, Corp. bonds, Bank loans	1,483	234	45	32	59	1,853	1,820
Other ABS	443	89	771	95	8	1,406	1,428
At June 30, 2020	2,041	385	844	177	122	3,569	3,570

ABS Americas and NL
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	66	1	-	-	-	66	77
Autos	147	-	72	2	-	220	222
Small business loans	-	-	2	6	13	21	21
CDOs backed by ABS, Corp. bonds, Bank loans	1,201	229	45	42	49	1,567	1,569
Other ABS	429	98	760	104	9	1,400	1,444
At December 31, 2019	1,843	329	878	154	71	3,274	3,332

There were no individual issuers rated below investment grade in this ABS sector which has unrealized loss position greater than EUR 25 million.

The fair values of Aegon Americas and Aegon the Netherlands AFS ABS instruments were determined as follows:

EUR millions	Level II	Level III	Jun. 30, 2020	Level II	Level III	Dec. 31, 2019
ABSs	3,446	124	3,570	2,668	664	3,332

Corporate - Industrial sector

The Industrial sector is further subdivided into various sub-sectors. A majority of Aegon’s available-for-sale portfolio gross unrealized loss is in the Energy sub-sectors.

Corporate – Industrial sector - Energy sub-sector

Within the Energy sub-sector, Aegon Americas and Aegon the Netherlands hold EUR 3,891 million (December 31, 2019: EUR 3,961 million) of AFS bonds, of which EUR 3,738 million (December 31, 2019: EUR 3,844 million) is held by Aegon Americas and EUR 153 million (December 31, 2019: EUR 117 million) by Aegon the Netherlands. In aggregate, the gross unrealized loss on these bonds amounted to EUR 128 million (December 31, 2019: EUR 62 million) and the net unrealized gain on these bonds amounted to EUR 248 million (December 31, 2019: EUR 367 million).

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The Energy sub-sector encompasses various industries including integrated oil and gas producers, independent oil and gas producers, midstream processing and transport, oil field services and drilling, and refining. Demand shocks and OPEC decisions significantly impacted cash flow and capital spending for upstream companies, and access to capital for some producers. Oil field service and drilling companies have been severely pressured by the reduced capital spending of their upstream client base as well as excess capacity that has resulted in margin compression. Refiners suffered weak throughput volumes due to COVID-19 impacts but started recovering as economies reopened. Refining margins remained weak, favoring inventory de-stocking. Midstream companies are facing lower throughput volumes from weaker refined product demand and production curtailments, however, are better financially positioned than other sub-sector peers. The electric sector continued to be relatively stable. However, some rating downgrades occurred due to the negative cash flow impacts of Tax Reform in the U.S., slowly declining allowed ROE globally (State level in US and OFGEM RIIO2 in UK) and one-off events such as the California wildfires or large project delays. Aegon evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and applied impairments as appropriate as of June 30, 2020.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

Unrealized loss by maturity

The table below shows the composition by maturity of all AFS debt securities in an unrealized loss position held by Aegon Americas and Aegon the Netherlands.

	Jun. 30, 2020		Dec. 31, 2019
Debt securities	Carrying value of securities with gross unrealized losses	Gross unrealized losses	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	310	(14)	247	(1)
Over 1 through 5 years	2,475	(114)	983	(26)
Over 5 through 10 years	2,773	(157)	1,175	(47)
Over 10 years	2,500	(227)	2,002	(135)
Total	8,059	(512)	4,407	(210)

Unrealized loss by credit quality

The table below shows the composition by credit quality of debt securities, available-for-sale, in an unrealized loss position held by Aegon Americas and Aegon the Netherlands.

	Jun. 30, 2020		Dec. 31, 2019
Debt securities	Carrying value of securities with unrealized losses	Unrealized losses	Carrying value of securities with unrealized losses	Unrealized losses
AAA	1,368	(36)	1,340	(10)
AA	788	(26)	452	(8)
A	1,876	(42)	662	(13)
BBB	2,293	(142)	1,345	(58)
BB	985	(103)	181	(17)
B	423	(47)	186	(25)
Below B	327	(116)	240	(78)
Total	8,059	(512)	4,407	(210)

The table below provides the length of time an available-for-sale security has been below cost and the respective unrealized loss.

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	Jun. 30, 2020
Debt securities	Investment grade carrying value of securities with unrealized losses	Below investment grade carrying value of securities with unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	4,898	1,370	(154)	(149)
6 – 12 months	366	69	(15)	(21)
> 12 months	1,060	295	(77)	(97)
Total	6,325	1,734	(246)	(266)

	Dec. 31, 2019
Debt securities	Investment grade carrying value of securities with unrealized losses	Below investment grade carrying value of securities with unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	2,178	132	(35)	(7)
6 – 12 months	128	45	(2)	(4)
> 12 months	1,493	432	(52)	(110)
Total	3,799	608	(89)	(121)

The unrealized loss decreased during the first half of 2020 mainly due to tightening credit spreads and decreasing US Treasury rates.

Aging and severity unrealized losses

The table below provides the length of time a below investment grade security has been in an unrealized loss and the percentage of carrying value (CV) to amortized cost in Aegon Americas and Aegon the Netherlands.

Aging and severity unrealized losses debt securities
	Jun. 30, 2020		Dec. 31, 2019
EUR millions	Carrying value	Unrealized losses	Carrying value	Unrealized losses
CV 70 - 100% of amortized cost	1,320	(112)	131	(6)
CV 40 - 70% of amortized cost	46	(29)	1	(1)
CV < 40% of amortized cost	4	(8)	-	-
0-6 months	1,370	(149)	132	(7)

CV 70 - 100% of amortized cost	56	(7)	43	(3)
CV 40 - 70% of amortized cost	11	(7)	1	(1)
CV < 40% of amortized cost	2	(7)	-	-
6-12 months	69	(21)	45	(4)

CV 70 - 100% of amortized cost	54	(8)	175	(21)
CV 40 - 70% of amortized cost	14	(11)	33	(22)
CV < 40% of amortized cost	4	(12)	4	(9)
12-24 months	73	(31)	213	(52)

CV 70 - 100% of amortized cost	185	(25)	192	(24)
CV 40 - 70% of amortized cost	26	(20)	13	(9)
CV < 40% of amortized cost	11	(21)	14	(25)
> 24 months	222	(66)	219	(58)
Total	1,734	(266)	608	(121)

There are no individual issuers rated below investment grade which has an unrealized loss greater than EUR 25 million.

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Realized gains and losses on debt securities of Aegon Americas and Aegon the Netherlands

The following table provides the realized gains and losses on the debt securities of Aegon Americas and Aegon the Netherlands for the six months ended June 30, 2020, and June 30, 2019.

Gross realized gains and (losses)
EUR millions	Gross realized gains	Gross realized losses

June 30, 2020
Debt securities	50	(33)

June 30, 2019
Debt securities	290	(47)

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired.

Gross realized losses
EUR millions	0-12 months	>12 months	Total

June 30, 2020
Debt securities	(24)	(10)	(33)

June 30, 2019
Debt securities	(25)	(22)	(47)

Impairment losses and recoveries

The composition of Aegon Americas and Aegon the Netherlands’ bond impairment losses and recoveries by issuer for the periods ended June 30, 2020, and June 30, 2019, is presented in the table below. Those issuers with impairments or recoveries above EUR 25 million are specifically noted.

	June 30, 2020	June 30, 2019
EUR millions	(impairment) Recovery	(impairment) Recovery

Impairments:
Other (none individually greater than EUR 25 million)	(135)	(20)
Subtotal	(135)	(29)

Recoveries:
Total recoveries on previously impaired securities	15	11
Subtotal	15	11

Net (impairments) and recoveries	(121)	(18)

Net (impairments) and recoveries

Net impairments for the six months ended June 30, 2020, totalled EUR 121 million (six months ended June 30, 2019: EUR 18 million net recoveries).

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For the six months ended June 30, 2020, Aegon recognized EUR 15 million (six months ended June 30, 2019: EUR 11 million) in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

Equity instruments classified as available-for-sale

Objective evidence of impairment of an investment in an equity instrument classified as available-for-sale includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Significant or prolonged decline is generally defined within Aegon as an unrealized loss position for more than six months or a fair value of less than 80% of the cost price of the investment. Additionally, as part of an ongoing process, internal equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment.

These factors typically require significant management judgment. The impairment review process has resulted in EUR 6 million of impairment charges for the six months ended June 30, 2020 (six months ended June 30, 2019: EUR 3 million) for Aegon Americas and Aegon the Netherlands.

As of June 30, 2020, there are EUR 45 million of gross unrealized gains and EUR 33 million of gross unrealized losses in the equity portfolio of Aegon Americas and Aegon the Netherlands (June 30, 2019: EUR 47 million of gross unrealized gains and EUR 24 million of gross unrealized losses).

The table below represents the unrealized gains and losses on share positions held by Aegon Americas and Aegon the Netherlands.

Unrealized gains and losses on shares
EUR millions	Cost basis	Carrying value	Net unrealized gains / (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses

June 30, 2020
Shares	229	241	12	176	45	65	(33)

December 31, 2019
Shares	290	312	23	254	47	58	(24)

The composition of shares by industry sector in an unrealized loss position held by Aegon Americas and Aegon the Netherlands at June 30, 2020, and December 31, 2019 is presented in the following table.

Unrealized losses on shares
	Jun. 30, 2020		Dec. 31, 2019

EUR millions	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Financials	58	(14)	28	(10)
Other	7	(19)	30	(14)
Total	65	(33)	58	(24)

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Impairment losses on shares

The table below provides the length of time the shares held by Aegon Americas and Aegon the Netherlands were below cost prior to their impairment during the first six months of 2020 and during the first six months of 2019.

Impairment losses on shares
EUR millions	0 - 6 months

June 30, 2020
Shares	(10)

June 30, 2019
Shares	(2)

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2.5 Results of Operations – first half 2020 compared with first half 2019

This report includes the non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measure, which is net income, is presented in the table below in addition to note 3 Segment information of the condensed consolidated interim financial statements in Item 1. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal and China and Aegon’s associates in India, Brazil, the Netherlands and United Kingdom.

The table also includes the non-IFRS financial measure: net underlying earnings. This is the after-tax equivalent of underlying earnings before tax. The reconciliation of net underlying earnings to the most comparable IFRS measure is presented in the following table.

Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented in this report. While many other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to carefully consider the different ways in which Aegon and its peers present similar information before making a comparison. Aegon believes the non-IFRS measures present within this report, when read together with Aegon’s reported IFRS financial statements, provides meaningful supplemental information for the investing public about the underlying operating results of Aegon’s businesses, including insight into the financial measures that senior management uses in managing the businesses. This enables them to evaluate Aegon’s businesses after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (as companies may use different local generally accepted accounting principles), and this may make the comparability difficult between time periods.

As of January 1, 2020, Aegon’s activities in Southern and Eastern Europe and Asia, previously reported in two separate operating segments, have been brought together in a new operating segment, International. The objective is to integrate the two organizations, accelerate growth and leverage cross-border synergies.

The change in segment reporting does not have an impact on the financial position, results of operations or cash flows of Aegon. The tables presented in this section have been updated to reflect this change.

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i Results 2020 worldwide

Results Worldwide	First half	First half
Amounts in EUR millions	2020	2019	%

Net underlying earnings	589	831	(29)
Tax on underlying earnings	110	177	(37)
Underlying earnings before tax geographically
Americas	264	577	(54)
The Netherlands	321	328	(2)
United Kingdom	81	70	17
International	75	71	6
Asset Management	71	60	17
Holding and other activities	(113)	(98)	(14)
Underlying earnings before tax	700	1,008	(31)
Fair value items	403	(795)	n.m.
Gains / (losses) on investments	16	275	(94)
Net impairments	(194)	(39)	n.m.
Other income / (charges)	(1,071)	(93)	n.m.
Run-off businesses	4	8	(51)
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	(143)	365	n.m.
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	24	16	53
Income tax	126	(65)	n.m.
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(24)	(16)	(53)
Net income	(16)	300	n.m.

Commissions and expenses	3,378	3,180	6
of which operating expenses	1,986	1,918	4

New life sales
Americas	185	200	(8)
The Netherlands	47	52	(10)
United Kingdom	19	21	(9)
International	128	131	(3)
Total recurring plus 1/10 single	379	405	(6)

New premium production accident and health insurance	124	117	6
New premium production Property & casualty insurance	59	65	(9)

Gross deposits (on and off balance)
Americas	22,485	21,619	4
The Netherlands	7,580	6,121	24
United Kingdom	7,295	3,602	103
International	163	182	(10)
Asset Management	65,043	33,481	94
Total gross deposits	102,566	65,005	58

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Revenues geographically first half 2020

Worldwide revenues geographically Amounts in EUR millions	Americas	The Netherlands	United Kingdom	International	Aegon Asset Management	Holdings, other activities and eliminations	Segment total	Associates and Joint Ventures eliminations	Consolidated

Total life insurance gross premiums	3,617	978	2,735	611	-	1	7,942	(416)	7,526
Accident and health insurance premiums	728	169	13	150	-	-	1,060	(37)	1,022
Property & casualty insurance premiums	-	66	-	194	-	-	260	(65)	195
Total gross premiums	4,345	1,212	2,748	955	-	1	9,262	(518)	8,744
Investment income	1,562	1,063	1,259	187	3	(10)	4,063	(29)	4,034
Fees and commision income	796	125	98	26	336	(89)	1,291	(121)	1,170
Other revenue	4	-	-	1	1	2	8	(6)	2
Total revenues	6,707	2,400	4,105	1,168	340	(96)	14,624	(673)	13,951
Number of employees, including agent employees	8,506	3,534	2,276	7,290	1,519	411	23,536

Segment information

International covers one operating segment which covers businesses operating in Hong Kong, Singapore, China, India, Indonesia, Hungary, Poland, Turkey, Romania, Spain and Portugal including any of the units’ activities located outside these countries. This segment reporting is based on the business as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as Aegon’s chief operating decision maker.

As per of January 1, 2020, Aegon’s activities in Southern and Eastern Europe and Asia, previously reported in two separate operating segments, have been brought together in a new operating segment, International. The tables presented in this document have been updated to reflect this change. For further details, refer to note 3 Segment information of the condensed consolidated interim financial statements in Item 1.

Results first half 2020 Worldwide

Net income amounted to a loss of EUR 16 million in the first half of 2020 compared with a profit of EUR 300 million in the first half of 2019. Underlying earnings before tax decreased by 31% compared with the first half of 2019 to EUR 700 million in the first half of 2020. This was largely caused by lower underlying earnings before tax in the United States, which were only partly offset by higher underlying earnings before tax in the United Kingdom, International and Asset Management. Fair value items were a gain of EUR 403 million in the first half of 2020 compared with a loss of EUR 795 million in the same period last year, as last year included a EUR 1.4 billion strengthening of insurance provisions as result of a shortfall in the Liability Adequacy Test (LAT). Gains on investments declined to EUR 16 million in the first half of 2020 compared with gains of EUR 275 million in the first half of 2019, as last year included gains of EUR 224 million on the sale of bonds to optimize the investment portfolio in the Netherlands. Net impairments increased to a loss of EUR 194 million in the first half of 2020 compared with a loss of EUR 39 million in the same period last year. This increase was primarily caused by impairments in the Americas on bonds – mainly in the energy sector – and on the consumer loan portfolio in the Netherlands. Other charges increased to EUR 1,071 million in the first half of 2020 compared with a loss of EUR 93 million in the same period last year, largely caused by charges for assumption changes in the United States.

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Net income

Net income amounted to a loss of EUR 16 million in the first half of 2020 and reflects Other charges, partly offset by underlying earnings before tax and gains on fair value items.

The gain from fair value items amounted to EUR 403 million in the first half of 2020. In the Americas, fair value items amounted to a loss of EUR 760 million. This primarily reflected a loss on fair value investments and unhedged risks. Hedges were effective for the targeted risks. The loss on hedges without an accounting match was driven by the macro equity hedge net of reserve movements, as well as unhedged risks and unhedged volatility in the Indexed Universal Life hedge program. The loss on fair value hedges with an accounting match was mainly due to unhedged risks as a result of the significant decline in interest rates and increase in volatilities associated with the COVID-19 pandemic. The fair value items in the Netherlands were a gain of EUR 1,102 million. This was the result of a gain on the guarantee provision, mainly due to an increase of the own credit spread used to discount liabilities, and a gain on interest rate hedges. This gain was driven by lower interest rates and was an offset against the negative impact of low interest rates on the LAT deficit. Despite the significant impact of lower interest rates, the LAT deficit increased by only EUR 44 million in the first half of 2020, as an increase in the illiquidity premium led to a significant decrease of the fair value of IFRS insurance liabilities. Fair value gains in the United Kingdom totaled EUR 89 million, largely the result of gains on equity and interest rate hedges to protect the solvency position and fee income.

Realized gains on investments amounted to EUR 16 million, reflecting normal trading activity.

Net impairments amounted to a loss of EUR 194 million. This was primarily caused by impairments in the Americas on bonds – mainly in the energy sector – and on the consumer loan portfolio in the Netherlands.

Other charges of EUR 1,071 million in the first quarter of 2020 were largely caused by assumption changes. Assumption updates in the Americas led to charges of EUR 834 million. This reflects a charge of EUR 477 million for the lowering of the long-term interest rate assumption from 4.25% to 2.75% and the corresponding adjustment of the separate account bond return assumptions. Non-economic assumption changes resulted in a charge of EUR 358 million, mainly related to Universal Life premium persistency and an increase of mortality rate assumptions, as well as a halving of the morbidity improvement assumption for Long-Term Care from 1.5% to 0.75% per year for the next 15 years. These assumption changes negatively impact underlying earnings by approximately EUR 18 million per quarter on a recurring basis, mainly in Life. Restructuring charges totalled EUR 118 million. The Netherlands incurred EUR 48 million restructuring charges for various initiatives to make the organization more efficient and effective, as well as expenses to ensure compliance with anti-money laundering regulation. In the United Kingdom, EUR 33 million restructuring charges were related to the agreement with Atos for administration services in the Existing Business, and for the Cofunds integration. The Americas reported EUR 31 million restructuring charges related to the operations administration partnerships with TCS and LTCG. Other charges also included a EUR 53 million provision for a settlement of class action litigation related to monthly deduction rate adjustments on certain universal life policies in the United States, as well as EUR 61 million IFRS 9 / 17 project costs in the Holding. This was partly offset by a EUR 53 million gain on the sale of Aegon’s stake in joint ventures in Japan.

Income tax

Income tax was a benefit of EUR 126 million, while income before tax was a loss of EUR 143 million. The negative effective tax rate mainly reflects the tax benefit on the net loss in the United States, as well as a beneficial tax rate impact in the Netherlands following a substantial change in the deferred tax position as a result of market movements.

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Underlying earnings before tax

Aegon’s underlying earnings before tax decreased by 31% from EUR 1,008 million in the first half of 2019 to EUR 700 million in the first half of 2020. This was largely caused by lower underlying earnings before tax in the United States, which were only partly offset by higher underlying earnings before tax in the United Kingdom, International and Asset Management.

-

Underlying earnings before tax from the Americas decreased by 54% from EUR 577 million in the first half of 2019 to EUR 264 million in the first half of 2020. This was largely caused by EUR 150 million adverse mortality experience in Life compared with EUR 52 million in the first half of 2019, due to large claims at older ages in universal life products and elevated claims in most other products. EUR 34 million of these claims can specifically be attributed to COVID-19 as a direct cause of death. Aegon believes part of the remaining adverse mortality experience is likely attributable to the pandemic as well. Life underlying earnings before tax were also affected by EUR 97 million unfavorable intangible adjustments from lower interest rates and asset portfolio changes, and EUR 16 million adverse persistency in Life. Furthermore, underlying earnings before tax declined in Retirement Plans and Variable Annuities due to net outflows and one-off expenses, while Fixed Annuities underlying earnings before tax declined due to lower investment income. This was only partly offset by better Accident & Health underlying earnings before tax, which benefitted from favorable morbidity experience of EUR 55 million, of which the closed block in Long-Term Care contributed EUR 32 million from increased claims terminations due to higher mortality.

-

Aegon’s underlying earnings before tax in the Netherlands decreased by 2% from EUR 328 million in the first half of 2019 to EUR 321 million in the first half of 2020. This was driven by lower Life underlying earnings before tax, mainly reflecting the negative impact from a change in the treatment of longevity and mortality results in underlying earnings before tax, as well as higher reinsurance costs following the longevity reinsurance transaction in December 2019. This was partly offset by lower operating expenses due to lower pension costs for own employees, and expense savings in the Service business.

-

Underlying earnings before tax from the United Kingdom increased by 17% from EUR 70 million in the first half of 2019 to EUR 81 million in the first half of 2020, largely as a result of higher fee income due to the continued growth of platform assets, as well as better Protection underlying earnings before tax and expense savings.

-

International’s underlying earnings before tax increased by 6% from EUR 71 million in the first half of 2019 to EUR 75 million in the first half of 2020, reflecting higher underlying earnings before tax in Spain & Portugal, driven by a better technical result due to fewer health insurance claims because of the lockdown related to the COVID-19 pandemic. The sale of the loss-making variable annuity joint ventures in Japan, which closed in January 2020, also contributed to the underlying earnings before tax increase. This was partly offset by lower underlying earnings before tax at TLB, Aegon’s high-net-worth business in Asia, mainly caused by less favorable mortality claims experience.

-

Underlying earnings before tax from Aegon Asset Management were up by 17% from EUR 60 million in the first half of 2019 to EUR 71 million in the first half of 2020. This increase was the result of a strong performance in Aegon’s Chinese asset management joint venture Aegon Industrial Fund Management Company (AIFMC), more than offsetting an underlying earnings before tax decrease from Aegon’s Global Platforms.

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-

The result from the Holding declined from a loss of EUR 97 million in the first half of 2019 to a loss of EUR 113 million in the first half of 2020, reflecting a change in recognition of interest expenses as a result of refinancing activities. Interest expenses for the USD 925 million Tier 2 securities issued on October 16, 2019 are reported through the income statement, while the interest expenses for the USD 1 billion grandfathered Tier 1 perpetual capital securities redeemed on October 24, 2019 were recognized directly through equity, until the announcement of the redemption. This led to an unfavorable impact on underlying earnings before tax of EUR 21 million, even though the refinancing resulted in EUR 15 million lower coupons on an annualized basis.

Commissions and expenses

Commissions and expenses increased by 6% compared with the first half of 2019 to EUR 3,378 million in the first six months of 2020, reflecting higher commissions and operating expenses. Operating expenses increased by 4% to EUR 1,986 million in the first half of 2020 compared with the first half of 2019, largely driven by higher IFRS 9 / 17 implementation expenses and increased restructuring expenses. Excluding these items, operating expenses were stable with an increase in expenses in the United States being offset by expense reductions in other units. Elevated expenses in the United States included EUR 13 million one-off expenses in Retirement Plans, investments in customer service and technology, and pre-agreed expense increases associated with the operations administration partnerships. These were partly offset by cost synergies in the United Kingdom and the benefit from lower pension costs in the Netherlands, as employees began accruing pension benefits in a defined contribution plan instead of the now closed defined benefit plan.

Production

New life sales declined by 6% compared with the first half of 2019 to EUR 379 million in the first six months of 2020, due to decreases in all regions. In the Americas, lower Whole Life and Indexed Universal Life sales in the United States were only partly offset by higher sales in Brazil. The main driver for the sales decline in the Netherlands was lower individual life single premium production as Aegon exited that market in March. In the United Kingdom, Aegon saw lower Protection sales due to the COVID-19 pandemic lockdown. International’s sales declined, but remained level on a constant currency basis, as higher sales in China and Turkey were offset by lower sales in TLB.

New premium production for accident and health insurance increased by 6% compared with the first half of 2019 to EUR 124 million in the first six months of 2020, driven by higher voluntary benefit product sales in the United States through the workplace channel and higher disability sales in the Netherlands. This was partly offset by a decline in International due to the COVID-19 related lockdowns, mainly in Spain & Portugal and in Hungary. For property & casualty insurance, new premium production decreased by 6% compared with the first half of 2019 to EUR 59 million in the first six months of 2020, caused by International due to the COVID-19 pandemic related lockdowns, mainly in Spain & Portugal and in Hungary.

Gross deposits increased by 58% compared with the first half of 2019 to EUR 103 billion in the first six months of 2020. This growth can be largely attributed to Asset Management, where gross deposits almost doubled compared with the first half of 2019 to EUR 65 billion in the first six months of 2020. Aegon’s Chinese asset management joint venture, AIFMC, recorded a significant increase of gross deposits as a result of the success of new funds launched and inflows into existing funds. Furthermore, in the United Kingdom, gross deposits more than doubled compared with the first half of 2019 to EUR 7.3 billion in the first six months of 2020, largely reflecting higher institutional platform net inflows. Gross deposits in the Netherlands increased by 24% compared with the first half of 2019 to EUR 7.6 billion in the first six months of 2020, driven by higher savings deposits at online bank Knab. In the Americas, gross deposits rose by 4% compared with the first half of 2019 to EUR 22.5 billion in the first six months of 2020, as a results of Mutual Funds deposits due to strong growth in wholesale and institutional channels.

Unaudited	Page 55

Capital management

Shareholders’ equity increased by EUR 1.2 billion compared with December 31, 2019 to EUR 23.1 billion on June 30, 2020. This was driven by higher revaluation reserves, due to lower interest rates, and retained earnings that more than offset adverse currency movements. Shareholders’ equity excluding revaluation reserves remained stable compared with December 31, 2019 at EUR 15.8 billion – or EUR 7.67 per common share – on June 30, 2020.

The gross financial leverage ratio improved by 20 basis points to 28.4% in the first half of 2020. Aegon intends to not refinance USD 500 million senior debt maturing in December 2020. This is expected to improve the gross financial leverage ratio by 1.4%-points based on the balance sheet per June 30, 2020.

Solvency II ratio

Aegon’s Group Solvency II ratio decreased from 201% to 195% during the first half of 2020 as a result of adverse market movements triggered by the COVID-19 pandemic, mainly lower interest rates in the United States. The adverse market impacts and a slight negative impact from assumption changes more than offset the positive impact from normalized capital generation and management actions in the United States.

The estimated RBC ratio in the United States decreased to 407% on June 30, 2020, compared with 470% on December 31, 2019, and remained above the bottom-end of the target range of 350%. The severe economic disruption experienced as a result of the COVID-19 pandemic, led to significant negative market impacts. Falling interest rates were the primary driver of the decrease in the RBC ratio. Furthermore, there was an adverse impact from falling equity markets, and limited negative impacts from widening credit spreads, defaults and rating migration. Favorable one-time items were mainly driven by a regulator-approved refinement in the application of the new variable annuity framework. By better allowing for the dynamic hedging program in place, a one-time capital gain was realized and volatility going forward will be reduced. Another positive item was the restructuring of a captive reinsurance company which will improve resilience of the RBC ratio to interest rate movements. These one-time benefits more than offset the slight adverse impact from assumption updates, mainly premium persistency and mortality, both relating to the Life business, as well as the announced settlement in the litigation case on monthly deduction rate adjustments on certain universal life insurance policies. Normalized capital generation, reflecting unfavorable mortality experience, contributed positively. The remittances from the United States in the first half of 2020 were largely paid by the US holding company. This is the normal mechanism Aegon uses for the first half year remittance to bridge the timing difference between US holding cash flows and the payment of dividends by the US life companies in the second half of the year. Had the US life companies paid these dividends directly, the RBC ratio would have been 386% instead of the reported 407%.

The estimated Solvency II ratio in the Netherlands increased to 191% on June 30, 2020, from 171% on December 31, 2019, and remained above the bottom-end of the target range of 155%. This was mainly the result of positive market variances, driven by the increase of the EIOPA volatility adjustment during the period. Other positive impacts from markets included the effect of lower interest rates due to an over-hedged position on a Solvency II basis, and widening of credit spreads on the own employee pension scheme. The main negative market impacts were from widening mortgage, corporate bond, and sovereign bond credit spreads, which lowered asset values. The negative impact of lowering the ultimate forward rate by 15 basis points was more than offset by a number of smaller items. Normalized capital generation had a positive impact and more than offset the EUR 100 million remittance to the Group in the first quarter.

Unaudited	Page 56

The estimated Solvency II ratio in the United Kingdom decreased to 154% on June 30, 2020, from 157% on December 31, 2019, and remained above the bottom-end of the target range of 145%. The decrease was caused by adverse market variances, driven mostly by lower interest rates. The adverse impact from markets more than offset the impact from normalized capital generation.

The Core Tier-1 ratio of Aegon Bank improved from 19.8% per December 31, 2019 to 21.5% on June 30, 2020. The main drivers for the increase were lower required capital caused by redemptions in the loan portfolio, combined with alignment of the basis adjustment to the overall mortgage portfolio. This was partially offset by the negative impact from spread widening on the debt security portfolio and increases in expected credit loss on unsecured consumer loans.

On July 11, 2020 the Dutch Central Bank published industry-wide guidelines regarding the treatment of banks in Solvency II ratios. Consequently, Aegon will include Aegon Bank in the calculation of its Group Solvency II ratio, ultimately by the end of 2020. This presentational change has no impact on Aegon’s capital allocation decisions. The estimated negative impact of the change, based on Aegon’s capital position per June 30, 2020, is approximately 2 percentage points on the Group Solvency II ratio.

Dividends from and capital contributions to business units

Aegon’s holding excess cash position increased from EUR 1,192 million on December 31, 2019 to EUR 1,706 million on June 30, 2020, which is above the target range of EUR 1.0 billion to EUR 1.5 billion, and reflects the decision to not pay a final 2019 dividend. The increase resulted from gross remittances from subsidiaries, which were partly offset by holding funding and operating expenses, and capital injection in subsidiaries.

The group received EUR 706 million gross remittances from subsidiaries, of which EUR 423 million came from the Americas, EUR 100 million from the Netherlands, EUR 157 million from International, mainly from the sale of Aegon’s joint ventures in Japan, and EUR 25 million from Blue Square Re, which is in wind-down. No remittances are expected from the United States in the remainder of 2020, reflecting lower underlying earnings before tax and the uncertain economic outlook due to the COVID-19 pandemic.

Capital injections of EUR 26 million were primarily for investments in smaller businesses in International. The remaining cash outflows of EUR 167 million mainly related to Holding funding and operating expenses.

Unaudited	Page 57

ii AMERICAS

Results Americas	Amounts in USD millions			Amounts in EUR millions

	First half	First half		First half	First half

	2020	2019	%	2020	2019	%

Net underlying earnings	278	565	(51)	253	500	(49)
Tax on underlying earnings	12	87	(86)	11	77	(86)
Underlying earnings before tax by business
Life	(138)	110	n.m.	(125)	97	n.m.
Accident & Health	139	128	9	126	113	11
Retirement Plans	27	76	(65)	24	68	(64)
Mutual Funds	9	19	(55)	8	17	(53)
Variable Annuities	175	202	(13)	159	179	(11)
Fixed Annuities	35	69	(49)	32	61	(48)
Stable Value Solutions	39	43	(9)	36	38	(7)
Latin America	5	4	7	4	4	10
Underlying earnings before tax	290	652	(55)	264	577	(54)

Fair value items	(838)	177	n.m.	(760)	157	n.m.
Gains / (losses) on investments	5	28	(81)	5	24	(80)
Net impairments	(131)	(20)	n.m.	(119)	(18)	n.m.
Other income / (charges)	(1,034)	(71)	n.m.	(938)	(63)	n.m.
Run-off businesses	4	9	(52)	4	8	(51)
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	(1,702)	775	n.m.	(1,545)	686	n.m.

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	2	3	(25)	2	3	(23)
Income tax	419	(114)	n.m.	380	(101)	n.m.
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(2)	(3)	25	(2)	(3)	23
Net income	(1,284)	660	n.m.	(1,165)	585	n.m.

Life insurance gross premiums	3,985	4,089	(3)	3,617	3,619	-
Accident and health insurance premiums	802	793	1	728	702	4
Total gross premiums	4,787	4,882	(2)	4,345	4,320	1

Investment income	1,721	1,782	(3)	1,562	1,577	(1)
Fees and commission income	877	959	(9)	796	848	(6)
Other revenues	5	4	32	4	3	35
Total revenues	7,389	7,626	(3)	6,707	6,749	(1)

Commissions and expenses	2,239	2,078	8	2,033	1,839	10
of which operating expenses	939	872	8	852	772	10

New life sales
Life	174	201	(13)	158	178	(11)
Latin America	29	25	16	27	22	19
Total recurring plus 1/10 single	204	226	(10)	185	200	(8)

New premium production accident and health insurance	104	98	6	94	87	8

Gross deposits (on and off balance)
Life	4	3	18	3	3	21
Retirement Plans	18,237	19,025	(4)	16,554	16,837	(2)
Mutual Funds	4,626	3,205	44	4,199	2,836	48
Variable Annuities	1,479	1,695	(13)	1,343	1,500	(10)
Fixed Annuities	341	362	(6)	309	321	(4)
Latin America	84	137	(39)	76	122	(37)
Total gross deposits	24,771	24,427	1	22,485	21,619	4

Unaudited	Page 58

Exchange rates

Weighted average exchange rates:

			USD
YTD 2020	1	EUR	1.1017
YTD 2019	1	EUR	1.1299

Net income

Aegon’s businesses in the Americas report a net loss of USD 1,284 million in the first half of 2020 compared to a net income of USD 660 million in the first half of 2019. The loss was largely driven by lower underlying earnings before tax, one-time impacts from assumption changes, and COVID-19 pandemic related market impacts on fair value items.

Fair value items

The results from fair value items led to a loss of USD 838 million in the first half of 2020.

-

The results on fair value investments were a loss of USD 398 million, of which USD 110 million was from underperformance of real estate assets with energy exposure which are valued based on the energy prices with a quarter time lag, USD 71 million from private equity investments driven by valuation changes; USD 71 million due to a mark-to-market loss from valuation updates related to the ongoing sales process of the Pyramid building complex in San Francisco; and the remainder largely due to underperformance of hedge funds and credit derivatives following the economic downturn.

-

The result on fair value hedges without an accounting match under IFRS over the reporting period was a loss of USD 303 million driven by the macro hedge program as a result of increasing equity markets in the second quarter, and losses on unhedged risks and unhedged volatility in Indexed Universal Life.

-

The result on fair value hedges with an accounting match amounted to a loss of USD 138 million, mainly driven by unhedged risks as a result of an increase in volatility associated with the COVID-19 pandemic.

Realized gains on investments, net impairments, and run-off business

The run-off business reported a gain of USD 4 million in the first half of 2020. Realized gains on investments came in at USD 5 million in the first half of 2020. Gross impairments of USD 156 million were recorded in the first half of 2020 which were partly offset by recoveries primarily due to RMBS credit recoveries, resulting in net impairments of USD 131 million. Impairments were driven by fixed income assets, mainly in the energy sector.

Other charges

Other charges of USD 1,034 million in the first half of 2020 were largely driven by a charge related to assumption changes of USD 919 million. These assumption changes negatively impact underlying earnings before tax by approximately USD 20 million per quarter on a recurring basis, mainly in Life. Other charges in the first half of 2020 include the following items:

-

The long-term interest rate assumption was lowered from 4.25% to 2.75% while maintaining the 10-year grading period, and the related separate account bond return assumptions were adjusted correspondingly, leading to a one-time charge of USD 525 million.

-

Non-economic assumption changes resulted in a charge of USD 394 million, of which USD 259 million is attributed to the Life business primarily related to Universal Life premium persistency and an increase of mortality rate assumptions. In Long-Term Care, non-economic assumption changes amounted to a charge of USD 91 million, mainly from halving of the morbidity improvement assumption from 1.5% to 0.75% per year for the next 15 years. The remaining non-economic assumption changes of USD 44 million related mainly to mortality and policyholder behavior in the Variable and Fixed Annuity business.

Unaudited	Page 59

-	Other charges included a USD 58 million provision for a settlement of class action litigation related to monthly deduction rate adjustments on certain universal life policies.

-	Furthermore, Other charges also included USD 34 million restructuring charges related to the operations administration partnerships with LTCG and TCS.

Income tax

Income taxes in the first half of 2020 amounted to a benefit of USD 419 million, reflecting a 25% effective tax rate on the loss before tax for the first half of 2020. This is above the statutory rate due to tax exempt income and tax credits.

Underlying earnings before tax

Underlying earnings before tax from the Americas decreased by 55% to USD 290 million in the first half of 2020 compared to the first half of 2019, due to the impact of declining interest rates, lower fees, higher expenses, as well as higher life insurance claims.

The Life business reported a loss of USD 138 million in the first half of 2020; this compares to a profit of USD 110 million in the first half of 2019. Life underlying earnings before tax were impacted by adverse mortality experience of USD 165 million in the first half of 2020, increased from USD 57 million in the first half of 2019, due to large claims at older ages in universal life products and elevated claims in most other products. USD 38 million of these claims can specifically be attributed to COVID-19 as a direct cause of death. Aegon believes part of the remaining adverse mortality experience is likely attributable to the pandemic as well. Adverse persistency in the first half of 2020 was USD 18 million, similar to the adverse persistency experience in the first half of 2019. This was mainly driven by a large block of business that reached the end of its 20-year term. Lower interest rates and changes in the asset portfolio drove unfavorable intangible adjustments of USD 107 million in the first half of 2020. Furthermore, low interest rates led to a reduction in the investment margin.

Accident & Health underlying earnings before tax increased by 9% to USD 139 million in the first half of 2020 compared to the first half of 2019. Underlying earnings before tax benefitted from favorable morbidity experience of USD 61 million in the first half of 2020, of which the closed block in Long-Term Care contributed USD 36 million from increased claims terminations due to higher mortality. In addition, restrictions as a result of the COVID-19 pandemic reduced non-essential medical procedures which in turn reduced claims in most other health products. Claims were beginning to return to normal levels at the end of the first half year 2020. Favorable morbidity in the first half of 2020 was partially offset by higher operating expenses due to higher technology spend in the first half of 2020, while underlying earnings before tax in the first half of 2019 benefitted from one-time reserve releases.

Underlying earnings before tax from Retirement Plans decreased by USD 49 million to USD 27 million in the first half of 2020 compared to the first half of 2019. This resulted from higher operating expenses due to one-off spend on technology and projects of USD 14 million, investments in operations and customer service, and from decreased underlying earnings before tax from net outflows. Lower fee revenues from transactions and lower average fee rates were partly offset by higher average equity markets than in the first half of 2019.

Variable Annuities underlying earnings before tax decreased by 13% to USD 175 million in the first half of 2020 compared to the first half of 2019, which was largely driven by net outflows. Fixed Annuities underlying earnings before tax of USD 35 million were USD 34 million lower in the first half of 2020 than in the first half of 2019 mainly resulting from lower investment income and spread, and a small negative impact from intangible adjustments in comparison to a favorable contribution in the first half of 2019.

Unaudited	Page 60

The remaining lines of business contributed USD 53 million underlying earnings before tax in the first half of 2020 down by USD 13 million compared to the first half of 2019 mainly driven by lower fee revenues and higher expenses.

Operating expenses

Operating expenses increased by 8% to USD 939 million in the first half of 2020 compared to the first half of 2019, driven by investments in customer service, an increase in restructuring charges and contractually pre-agreed increases in administration expense associated with the operations administration partnerships, and increased spend for technology. This included USD 14 million one-off spend on technology and projects in Retirement Plans in the first half of 2020. This was partly offset by lower expenses for travel, marketing, and sales activities due to COVID-19 related restrictions and cancellations.

Sales and deposits

Gross deposits increased by USD 0.3 billion or 1% to USD 24.8 billion in the first half of 2020 compared to the first half of 2019, which was driven by Mutual Funds deposits benefitting from growth in both wholesale and institutional channels as increased market volatility generated sales and portfolio rebalancing activities. Gross deposits in the other lines decreased in the first half of 2020 compared to the first half of 2019. Retirement Plans decreased by 4% to USD 18.2 billion in the first half of 2020 compared to the first half of 2019, mainly due to lower recurring deposits, partly related to contract discontinuances in 2019. Written sales in Retirement Plans decreased by 65% to USD 3.4 billion in the first half of 2020 compared to the first half of 2019, mainly due to two large plan wins in 2019 and unfavorable impacts on sales from the COVID-19 pandemic in the first half of 2020. Deposits decreased in Variable Annuities by USD 0.2 billion or 13% to USD 1.5 billion in the first half of 2020 compared to the first half of 2019 mainly from the exit of Vanguard as a distribution partner. Fixed Annuities, Brazil, and the other lines saw deposits decreasing by USD 0.1 billion to USD 0.4 billion in the first half of 2020 compared to the first half of 2019.

Total net outflows amounted to USD 2.5 billion in the first half of 2020 compared with USD 4.4 billion in the first half of 2019. Variable Annuities reported USD 1.4 billion net outflows in the first half of 2020, slightly less than in the first half of 2019, mainly attributed to less withdrawals in the Wholesale channel. Net outflows in Retirement Plans were USD 0.7 billion in the first half of 2020 and favorable compared to the first half of 2019 driven by lower withdrawals partly offset by lower gross deposits. Also Fixed Annuities benefitted from lower withdrawals and surrenders as product conditions remain attractive in the current low interest rate environment, and reported USD 0.4 billion net outflows in the first half of 2020, which is 38% less than in the first half of 2019. The other lines of business experienced USD 0.1 billion net outflows in the first half of 2020.

New life sales were down by 10% to USD 204 million in the first half of 2020 compared to the first half of 2019. Reported new life sales in Brazil increased by 16% to USD 29 million in the first half of 2020 compared to the first half of 2019, while new life sales in the United States declined by 13% to USD 174 million in the first half of 2020 compared to the first half of 2019. Term life pricing actions taken in late 2019 helped to improve sales, while the sunset of legacy products in Whole Life led to a decrease in sales. Indexed Universal Life sales decreased by 6% in the first half of 2020 compared to the first half of 2019 but improved non-medical underwriting guidelines helped to improve sales performance in the second quarter of the year 2020.

New premium production for Accident & Health insurance increased by 6% to USD 104 million in the first half of 2020 compared to the first half of 2019 resulting from voluntary benefit product sales in the workplace solutions area, partly offset by lower individual Medicare supplement sales.

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iii The Netherlands

Results Netherlands	First half	First half
Amounts in EUR millions	2020	2019	%

Net underlying earnings	238	254	(6)
Tax on underlying earnings	82	74	11
Underlying earnings before tax by business
Life	213	262	(19)
Non-life	13	10	32
Service business	33	7	n.m.
Banking	61	48	27
Underlying earnings before tax	321	328	(2)

Fair value items	1,102	(859)	n.m.
Gains / (losses) on investments	2	230	(99)
Net impairments	(66)	(9)	n.m.
Other income / (charges)	(48)	4	n.m.
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)
	1,312	(307)	n.m .
Income tax	(256)	57	n.m.
Net income	1,056	(250)	n.m .

Life insurance gross premiums	978	852	15
Accident and health insurance premiums	169	164	3
Property & casualty insurance	66	66	-
Total gross premiums	1,212	1,081	12

Investment income	1,063	1,122	(5)
Fees and commission income	125	114	9
Total revenues	2,400	2,318	4

Commissions and expenses	422	431	(2)
of which operating expenses	381	389	(2)

New life sales
Life	47	52	(10)
Total recurring plus 1/10 single	47	52	(10)

New premium production accident and health insurance	14	10	36
New premium production Property & casualty insurance	7	6	17

Gross deposits (on and off balance)
Service business	375	371	1
Banking	7,205	5,750	25
Total gross deposits	7,580	6,121	24

Unaudited	Page 62

Net income

Net income from Aegon’s businesses in the Netherlands amounted to EUR 1,056 million in the first half of 2020.

The gain on fair value items of EUR 1,102 million in the first half of 2020 was driven by a gain on the guarantee provision, mainly due to an increase of the own credit spread used to discount liabilities, and a gain on interest rate hedges. This gain was driven by lower interest rates and was an offset against the negative impact of low interest rates on the LAT deficit. Despite the significant impact of lower interest rates, the LAT deficit increased by only EUR 44 million in the first half of 2020, as an increase in the illiquidity premium led to a significant decrease of the fair value of IFRS insurance liabilities. Furthermore, positive real estate revaluations of EUR 68 million were more than offset by EUR 84 million negative revaluations on alternative assets.

Net impairments amounted to EUR 66 million in the first half of 2020 and mainly related to the Bank’s consumer loan portfolio and the impairment of an associate company of Aegon.

Other charges were EUR 48 million in the first half of 2020, caused by restructuring charges for various initiatives to make the organization more efficient and effective, as well as expenses to ensure compliance with anti-money laundering regulation.

Income tax amounted to a charge of EUR 256 million in the first half of 2020, while income before tax was EUR 1,312 million, resulting in an effective tax rate on income before tax of 19.5%. The effective tax rate mainly reflects a beneficial tax rate impact following a substantial change in the deferred tax position as a result of market movements.

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the Netherlands decreased by 2% to EUR 321 million in the first half of 2020 compared with EUR 328 million the first half of 2019.

Life earnings declined by 19% from EUR 262 million in the first half of 2019 to EUR 213 million in the first half of 2020, largely due to the negative impact from a change in the treatment of longevity and mortality results in underlying earnings before tax, as well as higher reinsurance costs following the longevity reinsurance transaction in December 2019. Lower investment income, due to lower excess spreads, was offset by lower operating expenses, including lower pension costs for own employees. Employees began accruing pension benefits in a defined contribution plan instead of the now closed defined benefit plan.

Earnings from Non-life increased by 32% from EUR 10 million in the first half of 2019 to EUR 13 million in the first half of 2020, as EUR 9 million non-life claims from travel and disability insurance due to the COVID-19 pandemic were more than offset by a reserve release for sick leave insurance, reflecting better experience, and lower pension costs.

Earnings from the Service business increased to EUR 33 million in the first half of 2020 from EUR 7 million in the first half of 2019, driven by lower operating expenses, due to expense savings and lower pension costs, as well as higher fee income, reflecting portfolio growth.

Unaudited	Page 63

Banking earnings rose by 27% from EUR 48 million in the first half of 2019 to EUR 61 million in the first half of 2020, driven by higher interest income, reflecting balance sheet growth, and lower operating expenses, driven by lower pension costs.

Operating expenses

Operating expenses decreased by 2% to EUR 381 million compared with EUR 389 million in the first half of 2019 mainly as a result of EUR 42 million lower pension costs as employees began accruing pension benefits in a defined contribution plan instead of the now closed defined benefit plan. This was partly offset by EUR 31 million higher restructuring expenses.

Sales and deposits

New life sales decreased by 10% to EUR 47 million in the first half of 2020 from EUR 52 million in the first half of 2019, caused by lower individual life single premium production as Aegon exited that market in March, and lower recurring premium pension sales due to the low interest rate environment. This was partly offset by higher single premium pension sales, driven by indexation premiums.

New premium production for accident and health insurance was up by 36% from EUR 10 million in the first half of 2019 to EUR 14 million in the first half of 2020, resulting from increased disability sales. New premium production for property and casualty increased by 17% to EUR 7 million, driven by higher sales of car insurance policies.

Gross deposits increased by 24% to EUR 7.6 billion in the first half of 2020 from EUR 6.1bn in the first half of 2019, driven by savings deposits at online bank Knab.

Unaudited	Page 64

iv the United Kingdom

Results United Kingdom	Amounts in GBP			Amounts in EUR millions
Amounts in EUR millions	First half 2020	First half 2019	%	First half 2020	First half 2019	%

Net underlying earnings	72	53	35	83	61	35
Tax on underlying earnings	(1)	7	n.m.	(1)	8	n.m.
Underlying earnings before tax by business
Digital Solutions	25	14	76	29	16	76
Existing Business	46	46	(1)	52	53	(1)
Underlying earnings before tax	71	61	17	81	70	17

Fair value items	78	(67)	n.m.	89	(76)	n.m.
Gains / (losses) on investments	-	1	(57)	-	1	(57)
Other income / (charges)	(47)	(14)	n.m.	(53)	(16)	n.m.
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	102	(19)	n.m.	117	(22)	n.m.
Income tax	(2)	(20)	88	(3)	(23)	88
Net income	100	(39)	n.m.	114	(44)	n.m.

Life insurance gross premiums	2,390	2,873	(17)	2,735	3,291	(17)
Accident and health insurance premiums	11	12	(9)	13	14	(9)
Total gross premiums	2,401	2,886	(17)	2,748	3,305	(17)

Investment income	1,100	1,074	2	1,259	1,230	2
Fees and commission income	85	83	3	98	95	3
Total revenues	3,586	4,042	(11)	4,105	4,631	(11)

Commissions and expenses	279	305	(8)	319	350	(9)
of which operating expenses	206	230	(11)	235	263	(11)

New life sales
Digital Solutions	17	18	(9)	19	21	(9)
Total recurring plus 1/10 single	17	18	(9)	19	21	(9)

Gross deposits (on and off balance)
Digital Solutions	5,529	2,184	153	6,328	2,502	153
Existing Business	845	960	(12)	967	1,100	(12)
Total gross deposits	6,374	3,145	103	7,295	3,602	103

Unaudited	Page 65

Net income

Net income from Aegon’s businesses in the United Kingdom amounted to GBP 100 million.

The gain from fair value items was GBP 78 million in the first half of 2020, driven by gains on equity and interest rate hedges to protect the solvency position and fee income.

Other charges amounted to GBP 47 million in the first half of 2020 and consisted of GBP 19 million transition and conversion charges related to the agreement with Atos for administration services related to the Existing Business; GBP 10 million charges for the Cofunds integration; a GBP 12 million impairment of intangibles related to the Cofunds acquisition in 2017 due to expected lower future cash flows reflecting market circumstances; and GBP 5 million policyholder taxes, which were fully offset by a tax credit in the income tax line.

Income tax was a charge of GBP 2 million in the first half of 2020, while income before tax was GBP 102 million, resulting in an effective tax rate on income before tax of 2% in the first half of 2020. The effective tax rate reflected a tax credit following a change in the deferred tax position due to a higher corporate tax rate, as well as the aforementioned policyholder tax credit of GBP 5 million.

Underlying earnings before tax

Underlying earnings before tax increased by 17% to GBP 71 million in the first half of 2020 compared with GBP 61 million in the first half of 2019.

-

Digital Solutions earnings increased to GBP 25 million in the first half of 2020 from GBP 14 million in the first half of 2019, driven by higher fee income as a result of continued growth in platform assets, and improved Protection earnings. Lower expenses also contributed to the earnings increase as savings from the integration of Cofunds more than offset expenses for business continuity related to the COVID-19 pandemic lockdown.

-

Earnings of the Existing Business declined by 1% to GBP 46 million in the first half of 2020 from GBP 46 million in the first half of 2019, due to the gradual run-off of the unit linked portfolio, offset in part by favorable mortality experience on the retained annuity book.

Operating expenses

Operating expenses decreased by 11% to GBP 206 million in the first half of 2020 compared with EUR 230 million in the first half of 2019, driven by lower restructuring expenses, and expense savings, which were only partly offset by expenses for business continuity related to the lockdown as a result of the COVID-19 pandemic.

Sales and deposits

New life sales decreased by 9% to GBP 17 million in the first half of 2020 compared with GBP 18 million in the first half of 2019, reflecting the impact on Protection sales from the lockdown as a result of the COVID-19 pandemic.

Gross deposits more than doubled to GBP 6.4 billion in the first half of 2020 compared with GBP 3.1 billion in the first half of 2019, as sales performance was robust despite volatile markets. The increase was largely driven by institutional platform net inflows, which can be lumpy.

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v International

Results International	First half	First half
Amounts in EUR millions	2020	2019	%

Net underlying earnings	59	53	11
Tax on underlying earnings	16	18	(10)
Underlying earnings before tax by business / country
Spain & Portugal	24	19	27
Hungary	23	22	4
TLB	25	30	(15)
China	9	9	(6)
Other	(6)	(9)	34
Underlying earnings before tax	75	71	6

Fair value items	(1)	(6)	87
Gains / (losses) on investments	8	19	(59)
Net impairments	(5)	(1)	n.m.
Other income / (charges)	25	24	1
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	102	108	(6)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	7	2	173
Income tax	(11)	(11)	-
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(7)	(2)	(173)
Net income	91	98	(7)

Life insurance gross premiums	611	694	(12)
Accident and health insurance premiums	150	148	1
Property & casualty insurance	194	193	1
Total gross premiums	955	1,036	(8)

Investment income	187	188	(1)
Fees and commission income	26	54	(52)
Other revenues	1	1	(51)
Total revenues	1,168	1,279	(9)

Commissions and expenses	340	346	(2)
of which operating expenses	198	207	(4)

New life sales
Spain & Portugal	21	26	(19)
Hungary	10	12	(19)
TLB	5	19	(72)
China	60	45	33
Other	31	28	10
Total recurring plus 1/10 single	128	131	(3)

New premium production accident and health insurance	16	20	(20)
New premium production Property & casualty insurance	53	59	(11)

Gross deposits (on and off balance) by region
Spain & Portugal	7	9	(17)
Hungary	25	48	(48)
China	8	7	19
Other	122	118	4
Total gross deposits	163	182	(10)

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Exchange rates

Weighted average exchange rates for the currencies of the countries included in International segment, and which do not report in EUR, are summarized in the table below.

Weighted average exchange rates

		YTD 2020	YTD 2019
US dollar (USD)	EUR	1.1017	1.1299
Pound sterling (GBP)	EUR	0.8737	0.8730
Czech koruna (CZK)	EUR	26.3050	25.6637
Hungarian forint (HUF)	EUR	344.5052	319.9064
Polish zloty (PLN)	EUR	4.4105	4.2913
Romanian leu (RON)	EUR	4.8140	4.7399
New Turkish lira (TRY)	EUR	7.1456	6.3519
Chinese Yuan Renminbi (CNY)	EUR	7.7826	7.6552

Net income

Net income from Aegon’s operations in International decreased to EUR 91 million in the first half of 2020 from EUR 98 million in the first half of 2019, as the increase in underlying earnings before tax was more than offset by lower realized gains.

Fair value items amounted to a loss of EUR 1 million for the first half of 2020. Realized gains were in the first half of 2020 EUR 8 million, driven by normal trading activity. The first half of 2019 showed EUR 19 million realized gains as a result of the divestment of assets backing insurance liabilities in Spain & Portugal. Net impairments of EUR 5 million in the first half of 2020 were the result of bankruptcies and restructurings in TLB’s asset portfolio.

Other income for the first half of 2020 amounted to EUR 25 million and was driven by the EUR 53 million gain on the sale of Aegon’s stake in the variable annuity joint ventures in Japan. This more than offset the charge resulting from the lowering of the long-term interest rate assumption in TLB of EUR 17 million. There were also EUR 10 million charges for a software impairment in Hungary and restructurings.

Income tax amounted to an EUR 11 million charge in the first half of 2020, equal to the first half of 2019.

Underlying earnings before tax

Underlying earnings before tax from International amounted to EUR 75 million in the first half of 2020, which was EUR 4 million or 6% above the underlying earnings before tax in the first half of 2019. Better results in Spain & Portugal and the sale of the loss-making variable annuity joint ventures in Japan more than offset lower results at TLB.

-

Underlying earnings before tax from Spain & Portugal were EUR 24 million for the first half of 2020, 27% higher than the first half of 2019. This was driven by the ongoing growth of the life portfolio in the joint ventures, as well as better technical results, mainly due to fewer health insurance claims because of the lockdowns related to the COVID-19 pandemic.

-

TLB, the high-net-worth business, recorded underlying earnings before tax of EUR 25 million in the first half of 2020, a decrease of EUR 5 million compared with the first half of 2019. This was mostly caused by less favorable mortality claims experience. Higher surrender benefits were offset by the impact of lower interest rates, which led to unfavorable intangible adjustments and a lower investment margin.

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-	Underlying earnings before tax from Hungary and China were stable compared to the first half of 2019, amounting to EUR 23 million and EUR 9 million respectively in the first half of 2020.

-

For the Others segment, underlying earnings before tax improved by EUR 3 million to a loss of EUR 6 million. This was mainly driven by the sale of Aegon’s 50% stake in the loss-making variable annuity joint ventures in Japan, which closed in January 2020.

Operating expenses

Operating expenses amounted to EUR 198 million for the first half of 2020, which is a decrease of EUR 9 million compared with the first half of 2019. The decrease was mainly driven by the sale of Aegon’s stake in the Japanese joint ventures and the depreciation of the Hungarian Forint. This more than offset an increase in operating expenses in China caused by higher personnel costs as a result of a higher production.

Sales and deposits

Total new life sales declined by 3% to EUR 128 million in the first half of 2020, compared to the first half of 2019. On a constant currency basis, total new life sales remained level, as higher sales from China and Turkey were offset by lower sales in TLB.

-

New life sales from China joint venture increased by EUR 15 million in the first half of 2020 compared to the first half of 2019, driven by the increased production from a partnership with a large e-commerce partner and better performance from the agency channel, driven by a new whole life product.

-	For TLB, new life sales decreased by EUR 14 million in the first half of 2020 when compared to the first half of 2019, due to the continuing challenging market circumstances and the COVID-19 lockdown.

-

Spain & Portugal were negatively impacted in the bancassurance channel by lockdown measures. Higher new life sales in the Others segment were driven by higher production in Turkey as a result of distribution growth and utilization of digital tools for the tied network and brokers.

In the first half of 2020, new premium production for accident and health insurance amounted to EUR 16 million and for property and casualty insurance amounted to EUR 53 million. Compared to the first half of 2019, Accident and Health and property and casualty insurance were impacted adversely by the impact of lockdown measures, mainly in Spain & Portugal and in Hungary.

Gross deposits were EUR 163 million in the first half of 2020. The decrease of EUR 19 million, compared to the first half of 2019, was due to the sale of non-core activities in Hungary in 2019, more than offsetting growth in pension contributions in Hungary and in Romania as part of the Others segment.

Net deposits amounted to EUR 82 million in the first half of 2020 and showed an increase of EUR 20 million compared to the first half of 2019. The main drivers were lower outflows in Hungary due to favorable conditions in the first half of 2019 leading to more customers collecting their pension savings, and in Poland, reported in the Others segment, resulting from lower pension asset balances due to adverse markets. In addition, net flows in the first half of 2020 were up driven by the growth in pension contributions compared to the first half of 2019.

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vi Asset Management

Results Asset Management	First half	First half
Amounts in EUR millions	2020	2019	%

Net underlying earnings	51	44	15
Tax on underlying earnings	20	16	21
Underlying earnings before tax by region
Global Platforms	20	26	(23)
Strategic Partnerships	51	34	49
Other	-1		(61)
Underlying earnings before tax	71	60	17

Fair value items	(7)	-	n.m.
Gains / (losses) on investments	1	-	n.m.
Other income / (charges)	-	(1)	67
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	64	59	8
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	15	10	45
Income tax	(18)	(16)	(11)
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(15)	(10)	(45)
Net income	46	43	7

Management fees	250	243	3
Performance fees	25	4	n.m.
Other revenues	31	31	(2)
Total revenues*	305	278	10

Commissions and expenses	270	240	13
of which operating expenses	232	219	6

Cost / income ratio	75.8%	78.7%	(4)

Gross flows external third-party
Global Platforms	9,414	7,734	22
Strategic Partnerships	55,411	25,692	116
Other	217	56	n.m.
Total gross flows external third-party**	65,043	33,481	94

Net flows external third-party
Global Platforms	(2,149)	740	n.m.
Strategic Partnerships	2,536	2,620	(3)
Other	8	(119)	n.m.
Total net flows external third-party**	395	3,241	(88)

* Net fees and commissions

** Other include intragroup eliminations from internal sub-advised agreements

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Exchange rates

Weighted average exchange rates for the currencies of the countries included in the Asset management segment, and which do not report in EUR, are summarized in the table below.

Weighted average exchange rates

			YTD 2020	YTD 2019
US dollar (USD)	1	EUR	1.1017	1.1299
Pound sterling (GBP)	1	EUR	0.8737	0.8730
Hungarian Forint (HUF)	1	EUR	344.5052	319.9064
Chinese Yuan Renminbi (CNY)	1	EUR	7.7826	7.6552

Net income

Net income from Asset Management increased by EUR 3 million compared to the first half of 2019, leading to EUR 46 million in the first half of 2020. Higher underlying earnings before tax were partially offset by a fair value loss in the first half of 2020 of EUR 7 million related to seed capital investments, mainly from emerging markets and high yield products.

Underlying earnings before tax

Underlying earnings before tax from Aegon Asset Management were up by 17% to EUR 71 million in the first half of 2020. Strong performance of Aegon’s Chinese asset management joint venture AIFMC, more than offset a decrease in underlying earnings before tax from Aegon’s Global Platforms.

-

Underlying earnings before tax from Global Platforms decreased by EUR 6 million or 23% to EUR 20 million in the first half of 2020, compared with the first half of 2019. This was mainly caused by the Fixed Income Platform and primarily due to lower management fees because of outflows as a result of uncertainty in the markets caused by the COVID-19 pandemic and lower revenues from the general account in the United States. These more than offset the underlying earnings before tax growth in Dutch Mortgage Fund and asset backed securities. The market uncertainty due to the COVID-19 pandemic also adversely impacted asset balances and revenues on the Equites Platform. Furthermore, the Real Assets Platform recorded lower performance fees.

-

Underlying earnings before tax in Strategic Partnerships were up by EUR 17 million or 49% to EUR 51 million in the first half of 2020, compared with the first half of 2019, mainly driven by AIFMC. Both management fees and performance fees in AIFMC showed an increase compared to the first half of 2019. The former was driven by higher asset balances and the latter by outperformance versus the benchmark, especially in the New Horizons multi-asset fund. Performance fees net of performance-based compensation had a positive impact of EUR 7 million on underlying earnings before tax.

-	Underlying earnings before tax in the Others segment, consisting mainly of the asset management operations in Hungary and Spain, amounted to nil for the first half of 2020.

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Operating expenses

Operating expenses increased by 6% compared with the first half of 2019, to EUR 232 million in the first half of 2020. The increase mainly stems from higher performance-based compensation in AIFMC and higher expenses driven by AIFMC’s business growth. For Global Platforms, expenses were level albeit decreasing on a constant currency basis, driven by lower personnel expenses. The cost/income ratio improved by 2.9%-points, compared to the first half of 2019, to 75.8% for the first half of 2020 as higher performance fees more than offset performance-based compensation. Annualized operating expenses as a percentage of average assets under management remained level, compared with the first half of 2019, at 13 basis points for the first half of 2020.

Production

External third-party gross inflows almost doubled compared to the first half of 2019 and amounted to EUR 65 billion in the first half of 2020. This increase resulted from higher inflows in Strategic Partnerships, which increased by EUR 30 billion. This was driven by three new fund launches at AIFMC, and inflows into existing AIFMC funds as investor confidence picked up throughout the period. Global Platforms also recorded an increase of third-party inflows, mainly driven by the Fixed Income Platform from high yield funds and the Dutch Mortgage Fund.

The external third-party net inflows decreased to EUR 0.4 billion in the first half of 2020, from EUR 3.2 billion in the first half of 2019. This decrease was driven by the Global Platforms for which net flows decreased by EUR 2.9 billion, mainly attributed to redemptions in the Fixed Income and the Fiduciary Services & Multi Management Platform as a result of the economic uncertainty caused by the COVID-19 pandemic. The latter also caused inflows and outflows at Strategic Partnerships. The overall positive flows from external third-parties for the first half year of 2020 add to Aegon’s 8-year track record of consecutive annual net inflows.

Assets under management

Assets under management increased by EUR 12 billion to EUR 364 billion per the end of the first half of 2020, compared with year-end 2019. This primarily resulted from positive markets increasing asset values as well as increasing net inflows in the general account driven by higher collateral, reflecting lower interest rates.

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2.6 Post reporting date events

Post reporting date events are disclosed in note 23 of the condensed consolidated interim financial statements included in Item 1.

2.7 Capital and Liquidity Management

Guiding principles

The management of capital and liquidity is of vital importance for the Aegon Group, for its customers, investors in Aegon securities and for Aegon’s other stakeholders. In line with its risk tolerance, the goal of Aegon’s capital and liquidity management is to promote strong and stable capital adequacy levels for its businesses, in addition to maintaining adequate liquidity to ensure that the Company is able to meet its obligations.

Aegon follows a number of guiding principles in terms of capital and liquidity management:

•	Promoting strong capital adequacy in Aegon’s businesses and operating units;
•	Managing and allocating capital efficiently in support of the strategy and in line with its risk tolerance;
•	Maintaining an efficient capital structure, with an emphasis on optimizing Aegon’s cost of capital;
•	Maintaining adequate liquidity in the operating units and at the holding to ensure that the Company is able to meet its obligations by enforcing stringent liquidity risk policies; and
•	Maintaining continued access to international capital markets on competitive terms.

Aegon believes that the combination of these guiding principles strengthens the Company’s ability to withstand adverse market conditions, enhances its financial flexibility, and serves both the short-term and the long-term interests of the Company, its customers and other stakeholders.

The management and monitoring of capital and liquidity is firmly embedded in Aegon’s ERM framework, and is in line with Aegon’s risk tolerance. Aegon’s risk tolerance focuses on financial strength, continuity, steering the risk balance and the desired risk culture. Its core aim is to assist management in carrying out Aegon’s strategy within the Group’s capital and liquidity resources.

Management of capital

The Company’s overall capital management strategy is based on adequate solvency capital, capital quality and the use of leverage.

Capital adequacy

Aegon’s goal for both its operating units and for the Aegon Group as a whole is to maintain a strong financial position and to be able to sustain losses resulting from adverse business and market conditions. The capitalization of Aegon and its operating units is managed in accordance with the most stringent of local regulatory requirements, rating agency requirements and self-imposed criteria.

Regulatory capital requirements

For EU domiciled insurance and reinsurance entities, the Solvency II regulatory framework determines the regulatory capital requirements. In Aegon’s Non-EEA (European Economic Arena) regions, (re)insurance entities domiciled in third countries deemed (provisionally) equivalent (US, Bermuda, Mexico and Brazil), the capital requirement is based on local capital requirements.

Please note that numbers and ratios related to Solvency II as disclosed in this section represent Aegon’s estimates and are subject to supervisory review. Aegon has applied a Loss Absorbing Capacity of Deferred Taxes (LAC-DT) factor in the Netherlands of 65%, which remained unchanged from December 31, 2019. The LAC-DT factor will be recalibrated on a quarterly basis using the agreed methodology.

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The Solvency II capital ratios of the Group and Aegon the Netherlands do not include any contingent liability potentially arising from unit-linked products sold, issued or advised on by Aegon in the Netherlands in the past, as the potential liability cannot be reliably quantified at this point.

Adequate capitalization

To calculate its Group Solvency Ratio, Aegon applies a combination of the Group consolidation methods available under Solvency II which are the Accounting Consolidation (AC) and Deduction & Aggregation (D&A) based methods. Solvency II capital requirements are mainly used for the EEA-based insurance and reinsurance entities, applying the Accounting Consolidation method.

The methodology used to calculate the Solvency II contribution of the Aegon US insurance entities encompasses two adjustments to the local capital position. To calculate the SCR, a conversion factor is applied of 150% Risk-Based Capital Company Action Level (RBC CAL). To calculate own funds, a 100% RBC CAL haircut to own funds by decreasing Americas regulated entities deferred tax assets and subsequently reducing Tier 1 unrestricted capital is applied to reflect transferability restrictions.

The allocation of restricted Tier 1 and Tier 2 capital instruments is based on the share of AC and D&A entities in the total available own funds (OF).

As of June 30, 2020, Aegon Bank was still excluded from the Group Solvency ratio, as required by the Group Solvency II supervisor, DNB. On July 11, DNB published industry-wide guidelines regarding the treatment of banks in Solvency II ratios. Consequently, Aegon will include Aegon Bank in the calculation of its Group Solvency II ratio by the end of 2020.

On June 30, 2020, Aegon’s estimated capital position was:

	June 30, 2020 1), 2), 3)	December 31, 2019 2), 3)

Group own funds	17,463	18,470
Group SCR	8,933	9,173
Group Solvency II ratio	195%	201%

1 The Solvency II ratios are estimates and, are not final until filed with the regulator and subject to supervisory review.

2 The Solvency II ratios are based on Aegon’s partial internal model.

3 Aegon Bank is not included in the Group Solvency II ratio .

Aegon Group own funds amounted to EUR 17,463 million at June 30, 2020. The decrease of EUR 1,007 million in own funds since December 31, 2019, is mostly driven by the negative market impact primarily from the strong decline of interest rates, increase of credit spreads and widening of mortgage spreads. The lowering of the UFR from 3.90% to 3.75% led to a decrease in Own Funds as well. Furthermore, an Own Funds eligibility haircut of EUR 38 million is applied at June 30, 2020 due to the Tier 3 Own Funds exceeded the maximum of 15% of SCR. This decrease is partly offset by the positive expected earnings on Aegon in-force insurance portfolio and the increase of EIOPA VA by 12 bps.

Aegon Group PIM SCR amounted to EUR 8,933 million at June 30, 2020. The SCR decreased by EUR 240 million since December 31, 2019 and is mainly due a decrease in equity risk due to fall in equity markets during the first quarter, decreased interest rate level risk in Aegon NL in the second quarter of 2020, offset by increased underwriting risk as a result of decreased interest rates and the movement of the EIOPA VA.

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As a result of the above changes in own funds and PIM SCR, the Group Solvency II ratio decreased by -6% points to 195% in first half 2020.

The capitalization levels of the most relevant country units are as follows:

	Capitalization June 30, 2020 1), 2), 3)	Capitalization December 31, 2019 2), 3)

Aegon USA (Life entities) (RBC CAL)	407%	470%
Aegon the Netherlands (Solvency II ratio)	191%	171%
Aegon United Kingdom (Solvency II ratio)	154%	157%

1 The Solvency II ratios are estimates and, are not final until filed with the regulator and subject to supervisory review.

2 Refer to section ‘internal capital management framework’ for Aegon’s capitalization target ranges.

3 Aegon Bank is not included in the Aegon NL Solvency II ratio

Aegon Americas

The RBC CAL ratio of Aegon Americas insurance entities decreased from 470% at December 31, 2019 to 407% mainly due to negative market impacts driven by the decline of interest rates, where the 10 year treasury rate dropped by 126 bps over the first half, resulting in a setup of reserves for Variable Annuity (VA) and Universal Life business. There were additional adverse market impacts from higher credit impairments and credit rating downward rating migrations, as well as an increase in credit spreads resulting in a setup of VA guarantee reserves. Furthermore, there were negative impacts from adverse mortality experience and the strain from new business sales, which is partly offset by the normalized capital generation and favorable one-time items mainly driven by a regulator-approved refinement in application of SSAP 108, a statutory accounting principle governing the treatment of non-economic mismatches between VA statutory reserves and associated interest rate hedges.

Aegon the Netherlands

The estimated Solvency II ratio in the Netherlands increased to 191% on June 30, 2020, from 171% at the end of 2019. The increase is mainly driven by market impacts which had a combined positive impact on the ratio relating to the decline of interest rates which led to an increase in Own Funds due to an over-hedged position and increase of the EIOPA VA by 12 bps. The favorable underwriting variance as well as the positive capital generation from expected earnings on in-force was partly offset by the adverse impact from mortgage spread widening, remittance to Group and the lowering of the UFR from 3.90% to 3.75%.

Aegon United Kingdom

The estimated Solvency II ratio in the United Kingdom decreased to 154% on June 30, 2020, from 157% on December 31, 2019, and remained above the bottom-end of the target range of 145%. The decrease was driven by adverse market variance, driven mostly by lower interest rates. The adverse impact from markets more than offsets the impact from normalized capital generation

Sensitivities

Aegon calculates sensitivities of its Solvency II ratios as part of its risk management framework. The following table provides an overview of the shocks to parameters used to assess the sensitivities, and their estimated impact on the Solvency II ratio as at June 30, 2020 and December 31, 2019:

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		1H2020 reported				2H2019 reported*
Sensitivity		Group	US	NL	UK	Group	US	NL	UK
Equity	- 25%	-12%	-30%	-4%	-5%	-12%	-27%	-7%	-4%
	25%	6%	23%	-3%	1%	12%	33%	2%	0%
Interest Rates	-50bps	-5%	- 8%	0%	-4%	-4%	-13%	2%	-2%
	+50bps	4%	8%	-1%	2%	4%	13%	-2%	2%
Govt spreads	-50bps	11%	n.a.	25%	5%	10%	0%	23%	5%
	+50bps	-11%	n.a.	-24%	-5%	-9%	0%	-22%	-4%
Non- govt credit spreads	-50bps	3%	-1%	10%	-11%	1%	-3%	8%	-9%
	+50bps	-4%	-1%	-10%	8%	-2%	4%	- 9%	4%
US credit defaults**	~+200bps	- 22%	- 36%	n.a.	n.a.	- 19%	- 37%	n.a.	n.a
UFR	-15bps	-2%	n.a.	- 5%	n.a.	-2%	n.a.	- 5%	n.a
Longevity***	+5%	-5%	- 5%	-10%	-2%	- 4%	-3%	- 8%	-3%
Mortgage spread	-50bps	5%	n.a.	14%	n.a.	6%	n.a.	14%	n.a
	+50bps	-5%	n.a.	- 14%	n.a.	- 5%	n.a.	-14%	n.a
EIOPA VA	-5bps	-4%	n.a.	- 10%	n.a.	- 3%	n.a.	-9%	n.a
	+5bps	4%	n.a.	9%	n.a.	3%	n.a.	9%	n.a

*   Govt and non-Govt spread sensitivities as at 2H2019 excluding VA  have been approximated for reference purposes

** US credit additional defaults for 1 year including rating migration for structured assets

*** Reduction of annual mortality rates by 5%

The Group is exposed to the risk of a fall in equity markets driven by adverse impacts on the solvency ratio in US, NL and UK. An increase in equity market values has a positive impact on the ratio for all reporting segments except UK. UK Own Funds do increase but the SCR also increases significantly resulting in a marginal impact on UK’s solvency ratio. The non-linearity in the ratio movement is owing to the equity hedges (put options) held in the General Account which are not symmetric between an equity up and down shock.

The Group is exposed to the risk of lower interest rates primarily through the increase in SCR in NL and UK, partly offset by an increase in Own Funds in NL where assets increase in value by more than the value of liabilities under the shock. The negative impact from a decrease in interest rates in the US is mainly due to the setup of reserves on products with guarantees and the pension plan, in excess of the increase in the value of assets.

Starting 2020, the non-government and government spread sensitivities are shown excluding the impact of VA arising from Aegon NL. The 2H 2019 figures for these sensitivities have been approximated for Aegon NL and Group to have a reference of the comparable position as at 2H 2019. Group is exposed to spreads widening driven by US and NL as a result of the loss on assets. In the US, Aegon included the impact of corporate credit spread movements on the pension plan, where a widening of corporate spreads results in gains from the rise in the discount rate being greater than the loss on pension plan assets. This is more than offset by the impact on the Variable Annuity block of business where a widening of corporate spreads increases guarantee reserves. NL is exposed to non-government spreads widening, which includes the impact of mortgage spreads widening, due to the loss on assets partly offset by the lower IAS19 liabilities on the pension scheme. Compared to non-government spreads, NL has higher sensitivity to government spreads since the duration of government bonds is higher than the duration of mortgages which are the primary contributor to asset movement for non-government spread sensitivity. UK is exposed to non-government spreads narrowing due to the increase in IAS19 liability on the pension scheme which outweighs the impact on assets.

Lower mortality rates increase the longevity exposed liabilities. The higher liability values decrease Own Funds in US and NL, as longevity is only partially hedged, and also increases the SCR.

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Rating agency ratings

Aegon’s objective is to maintain a very strong financial strength rating in its main operating units, and this plays an important role in determining the Company’s overall capital management strategy. Aegon maintains strong financial strength ratings from leading international rating agencies for its main operating units, and a strong credit rating for Aegon N.V.

Public ratings
Company public ratings as of June 30, 2020	S&P Global	Moody’s Investors Service	Fitch Ratings	A.M. Best

Financial strength ratings

Aegon USA	A+	A1	A+	A

Aegon NL	A+	—	—	—

Aegon UK	A+	—	A+	—

Credit ratings

Aegon N.V. - Long-term issuer	A-	A3	A-	—

Aegon N.V. - Senior debt	A-	A3	BBB+	—

Aegon N.V. - Subordinated debt	BBB	Baa1	BBB-	—

Aegon N.V. - Restricted Tier 1	BBB-	Baa3	BB+	—

Aegon N.V. - Commercial paper	A-2	P-2	F2	—

* On 21 February 2020 S&P Global revised the ratings of Aegon USA and Aegon NL from AA- to A+ and changed the outlook for all Aegon’s ratings to stable.

* The Moody’s outlook for all ratings is stable.

* On 14 May 2020 Fitch changed the outlook for all Aegon’s ratings from stable to negative.

* On 12 September 2019 AM Best revised the rating of Aegon USA from A+ to A and changed the outlook from negative to stable.

Internal capital management framework

In managing the capital adequacy of the group and its operating units, Aegon’s capital management framework is built on, among other things, managing capitalizations towards target capital management zones. The capitalization target range for Aegon Group is 150% - 200% Solvency II Capital Ratio.

Under Aegon’s capital management framework the following bottom end of the target capitalization ranges are the most relevant:

Bottom end of capitalization target range

Aegon USA (Life entities)	350% RBC Company Action Level
Aegon the Netherlands	155% Solvency II Capital Ratio
Aegon United Kingdom	145% Solvency II Capital Ratio

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The frequent monitoring of actual and forecast capitalization levels of both the Aegon Group and of its underlying businesses is an important element in Aegon’s capital framework in order to actively steer and manage towards maintaining adequate capitalization levels. Aegon’s capital framework is based on several capital management zones in which escalating management actions are called for in a timely manner to ensure there is always adequate capitalization of both the Aegon Group and its operating units.

The capital management zones and the management interventions connected to these zones are set throughout the Group.

Minimum solvency requirements

Insurance laws and regulations in local regulatory jurisdictions often contain minimum regulatory capital requirements. For insurance companies in the European Union, Solvency II formally defines a lower capital requirement, the Minimum Capital Requirement (MCR). An irreparable breach of the MCR would lead to the withdrawal of the insurance license. Similarly, for the US insurance entities the withdrawal of the insurance license is triggered by a breach of 100% of the Authorized Control Level (ACL), which is 50% of the Company Action Level (CAL).

With the introduction of Solvency II for EEA countries, Aegon views these minimum regulatory capital requirements as the level around which regulators will formally require management to provide regulatory recovery plans. For the US insurance entities this is set at 100% Company Action Level (CAL) and for insurance companies in the European Union this is set at 100% SCR.

The minimum regulatory capital requirements, as viewed by Aegon, for its main operating units and the capitalization levels on June 30, 2020, are included in the following table:

Capital requirements	Minimum capital requirement	Actual capitalization	Excess over minimum capital requirement

	100% Company Action Level
Aegon USA (Life entities) 1), 3)	(NAIC RBC CAL)	407%	€6.0 bln
Aegon the Netherlands 2), 3)	100% Solvency II SCR	191%	€3.2 bln
Aegon United Kingdom 3)	100% Solvency II SCR	154%	€0.9 bln

1 Capitalization for the United States represents the internally defined combined risk-based capital (“RBC”) ratio of Aegon’s life insurance subsidiaries in the United States.

The combined RBC ratio utilizes the NAIC RBC ratio excluding affiliated notes and taking into account excess or deficient amounts related to offshore life affiliates

2 Excluding Aegon Bank

3 Please note, this reflects Aegon’s estimated Capitalization levels

The capitalization level and shareholders’ equity of the operating units can be impacted by various factors (e.g. general economic conditions, capital markets risks, underwriting risk factors, changes in government regulations, legal and arbitrational proceedings). To mitigate the impact of such factors on the ability of operating units to transfer funds, the operating units hold additional capital in excess of the levels of the minimum regulatory solvency requirements.

In practice – and for upstreaming purposes – Aegon manages the capitalization of its operating units towards the capitalization target ranges as identified in Aegon’s capital framework, that are in excess of the minimum regulatory requirements contained in the applicable regulations and in excess of the minimum requirements as mentioned in the table above.

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Capital quality

Capital quality is a reflection of Aegon’s stability and ability to absorb future financial losses. Solvency II distinguishes between basic own funds and ancillary own funds. Aegon’s total own funds are comprised of Tier 1, Tier 2 and Tier 3 basic own funds. Aegon does not currently have ancillary own funds. Tier 1 basic own funds are divided into unrestricted Tier 1 items and restricted Tier 1 items. The latter category contains own fund items subject to the restrictions of article 82 (3) of the Solvency II Delegated Regulation, which includes grandfathered Tier 1 own fund items. Based on agreements with its supervisory authorities, Aegon applies a fungibilty and transferability restriction with respect to charitable trusts within Aegon Americas, and a restriction equal to the own funds of Aegon Bank. These restrictions, applied to Aegon’s basic own funds, result in Aegon’s available own funds.

Tier 1	Tier 2	Tier 3
Unrestricted Tier 1 - Equity (Share capital and share premium) - Reconciliation reserve Restricted Tier 1 - Perpetual subordinated capital instruments with loss absorption	- Dated or perpetual subordinated capital instruments - With an original maturity of at least 10 years - Limited loss absorption - With suspension of payments and deferral of interest

- Dated or perpetual subordinated capital instruments

- With an original maturity of at least 5 years

- Limited loss absorption

- With suspension of payments and deferral of interest

- Net deferred tax assets

The table below shows the tiering of Aegon Group’s own funds as per June 30, 2020, based on the Solvency II PIM SCR.

	June 30, 2020		December 31, 2019
	Available own funds	Eligible own funds	Available own funds	Eligible own funds

Unrestricted Tier 1	11,588	11,588	12,724	12,724
Restricted Tier 1	2,622	2,576	2,614	2,614
Tier 2	2,505	2,551	2,370	2,370
Tier 3	786	748	762	762
Total Tiers	17,501	17,463	18,470	18,470

Aegon’s use of leverage

Aegon uses leverage in order to lower the cost of capital that supports businesses in the Aegon Group, thereby contributing to a more effective use of capital and realizing capital efficiencies. In managing the use of financial and non-financial leverage throughout the group, Aegon has implemented a Leverage Use Framework that is part of Aegon’s broader Enterprise Risk Management framework.

Leverage metrics

In line with the guiding principles of its capital and liquidity management, Aegon N.V. monitors and manages several leverage metrics:

•	Gross financial leverage ratio;
•	Fixed charge coverage; and
•	Various rating agency leverage metrics.

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Aegon’s gross financial leverage ratio is calculated by dividing total financial leverage by total capitalization. Aegon defines total financial leverage as debt or debt-like funding issued for general corporate purposes and for capitalizing Aegon’s business units. Total financial leverage includes hybrid instruments, subordinated and senior debt. Aegon’s total capitalization consists of the following components:

•     Shareholders’ equity, excluding revaluation reserves, cash flow hedge reserves, based on IFRS as adopted by the EU;

•     Non-controlling interests and share options not yet exercised; and

•     Total financial leverage.

Aegon’s fixed charge coverage is a measure of the Company’s ability to service its financial leverage. It is calculated as the sum of underlying earnings before tax and interest expenses on financial leverage divided by interest payments on financial leverage. The fixed charge coverage includes the impact of interest rate hedging.

Operational leverage

Although operational leverage is not considered part of Aegon’s total capitalization, it is an important source of liquidity and funding. Operational leverage relates primarily to financing Aegon’s mortgage portfolios through securitizations, warehouse facilities, covered bonds and the use of FHLB facilities.

Funding and back-up facilities

The majority of Aegon’s financial leverage is issued by Aegon N.V., the parent company. A limited number of other Aegon companies have also issued debt securities, but for the most part these securities are guaranteed by Aegon N.V.

Aegon N.V. has regular access to international capital markets under a USD 6 billion debt issuance program. Access to the capital market in the United States is made possible by a separate shelf registration.

Aegon also has access to domestic and international money markets through its USD 2.5 billion commercial paper programs. On June 30, 2020, Aegon had EUR 18 million outstanding under these programs.

To support its commercial paper programs and need for Letters of Credit (LOCs), and to enhance its liquidity position, Aegon maintains backup credit and LOC facilities with international lenders. The Company’s principal arrangement is a EUR 2 billion syndicated revolving credit facility that matures in 2023, and an additional LOC facility of USD 2.6 billion, which matures in 2021. In addition, Aegon also maintains various shorter-dated bilateral backup liquidity, and committed and uncommitted LOC facilities.

Liquidity management

Liquidity management is a fundamental building block of Aegon’s overall financial planning and capital allocation processes. The Company’s liquidity risk policy sets guidelines for its operating companies and the holding in order to achieve a prudent liquidity profile and to meet cash demands even under extreme conditions.

Liquidity is coordinated centrally and managed both at Aegon N.V. and at the operating unit level. Aegon maintains a liquidity policy that requires all operating units to project and assess their sources and uses of liquidity over a two-year period under normal and severe business and market scenarios. This policy ensures that liquidity is measured and managed consistently across the Company, and that liquidity stress management plans are in place.

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Sources and uses of liquidity

Liquidity in Aegon’s subsidiaries

Aegon’s operating units are primarily engaged in the life insurance and pensions business, which is a long-term activity with relatively illiquid liabilities and generally matching assets. Liquidity consists of liquid assets held in investment portfolios, in addition to inflows generated by premium payments and customer deposits. These are used primarily to purchase investments, as well as to fund benefit payments to policyholders, policy surrenders, operating expenses, and, if the subsidiary’s capital position allows, to pay dividends to the holding.

After investments have been made in new business to generate organic growth, capital generated by Aegon’s operating units is available for distribution to the holding company, while maintaining a capital and liquidity position in the operating units in line with Aegon’s capital management and liquidity risk policies. In addition, the ability of Aegon’s insurance subsidiaries to transfer funds to the holding company is also constrained by the need for these subsidiaries to remain adequately capitalized at the levels set by local insurance regulations, and as administered by local insurance regulatory authorities.

Aegon N.V.

At the holding company Aegon N.V., liquidity is sourced from internal dividends from operating units and through the capital markets. The main sources and uses of liquidity at the holding company Aegon N.V. are dividends from operating units, movements in debt, net expenses (including interest), funding operations, capital returns to shareholders, and the balance of acquisitions and divestitures. In addition, contingent internal and external liquidity programs are maintained to provide additional safeguards against extreme unexpected liquidity stresses.

Aegon uses cash flows from its operating units to pay for holding expenses, including funding costs. The remaining cash flow is available to execute Aegon’s strategy and to fund dividends on its shares.

When determining whether to declare or propose a dividend, Aegon’s Executive Board balances prudence with offering an attractive return to shareholders. This is particularly important during adverse economic and/or financial market conditions. Furthermore, Aegon’s operating subsidiaries are subject to local insurance regulations that could restrict dividends to be paid to the holding company. There is no requirement or assurance that Aegon will declare and pay any dividends.

Aegon’s holding excess cash

The ability of the holding company to meet its cash obligations depends on the amount of liquid assets on its balance sheet and on the ability of the operating units to pay dividends to the holding company. In order to ensure the holding company’s ability to fulfill its cash obligations and maintain sufficient management flexibility to manage capital and liquidity support for Aegon’s operating units and external dividend stability, it is the Company’s policy that the holding excess cash position, including Aegon’s centrally managed (unregulated) holding companies, is managed to a target range of EUR 1.0 to 1.5 billion.

On June 30, 2020, Aegon held a balance of EUR 1.7 billion in excess cash at the holding, compared with EUR 1.2 billion on December 31, 2019. The increase of EUR 0.5 billion reflects the net impact of dividends from subsidiaries and capital injections in subsidiaries, divestments, net interest charges, holding expenses, debt issuance and redemption and capital returns to shareholders.

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Aegon’s liquidity is invested in accordance with the Company’s internal risk management policies. Aegon believes that its working capital, backed by its external funding programs and facilities, is ample for the Company’s present requirements.

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Disclaimer

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful supplemental information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

o	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;
o	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
o	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
o

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

o

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium policy retention, profitability and liquidity of its insurance subsidiaries;

o	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
o	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
o	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
o

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

o	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
o

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

o	The frequency and severity of insured loss events;
o	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
o

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

o	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
o

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

o	Customer responsiveness to both new products and distribution channels;
o

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

o

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

o	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess cash and leverage ratio management initiatives;
o	Changes in the policies of central banks and/or governments;
o	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
o	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
o

Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the anticipated exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

o

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

o	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
o

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);

o

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;

o

The other important factors discussed under the caption “Risk factors Aegon N.V.” in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) for the fiscal year ended December 31, 2019, as such factors may be updated from time to time in the Company’s other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov and on Aegon’s website at http://aegon.com.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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